As filed with the Securities and Exchange Commission on July 2, 2002.
FILE NO.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM N-4

REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933	☒

PRE-EFFECTIVE AMENDMENT NO.	☐

POST-EFFECTIVE AMENDMENT NO.	☐

AND/OR

REGISTRATION STATEMENT UNDER	☒
THE INVESTMENT COMPANY ACT OF 1940

AMENDMENT NO.	☐
(CHECK APPROPRIATE BOX OR BOXES)

VARIABLE SEPARATE ACCOUNT
(Relating to POLARIS ADVISOR VARIABLE ANNUITY)
(Exact Name of Registrant)

AIG SUNAMERICA LIFE ASSURANCE COMPANY
(doing business as ANCHOR NATIONAL LIFE INSURANCE COMPANY) (“Anchor National”)
(Name of Depositor)

1 SUNAMERICA CENTER
LOS ANGELES, CALIFORNIA 90067-6022
(Address of Depositor’s Principal Offices) (Zip Code)

Depositor’s Telephone Number, including Area Code: (310) 772-6000

CHRISTINE A. NIXON, ESQ.
ANCHOR NATIONAL
1 SUNAMERICA CENTER
LOS ANGELES, CALIFORNIA 90067-6022
(Name and Address of Agent for Service)

Title of Securities Being Registered
Flexible Payment Deferred Annuity Contracts

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), shall determine.

VARIABLE ANNUITY ACCOUNT FOUR
CROSS REFERENCE SHEET
PART A—PROSPECTUS

Item Number in Form N-4		Caption
1.	Cover Page	Cover Page

2.	Definitions	Glossary

3.	Synopsis	Highlights; Fee Tables; Examples

4.	Condensed Financial Information	Appendix A—Condensed Financial Information

5.	General Description of Registrant, Depositor and Portfolio Companies	Investment Options; Other Information

6.	Deductions and Expenses	Expenses

7.	General Description of Variable Annuity Contracts	The Polaris Advisor Variable Annuity; Income Options

8.	Annuity Period	Income Options

9.	Death Benefit	Death Benefit

10.	Purchases and Contract Value	Purchasing A Polaris Advisor Variable Annuity Contract

11.	Redemptions	Withdrawals

12.	Taxes	Taxes

13.	Legal Proceedings	Other Information

14.	Table of Contents of Statement of Additional Information	Additional Information About the Separate Account

PART B—STATEMENT OF ADDITIONAL INFORMATION

Certain information required in Part B of the Registration Statement has been included within the Prospectus forming part of this Registration Statement; the following cross-references suffixed with a “P” are made by reference to the captions in the Prospectus.

Item Number in Form N-4	Caption
15. Cover Page	Cover Page

16. Table of Contents	Table of Contents

17. General Information and History	The Polaris Advisor Variable Annuity(P); Investment Options(P); Other Information(P)

18. Services	Other Information(P)

19. Purchase of Securities Being Offered	Purchasing A Polaris Advisor Variable Annuity Contract(P)

20. Underwriters	Distribution of Contracts

21. Calculation of Performance Data	Performance Data

22. Annuity Payments	Income Options(P); Annuity Unit Values; Annuity Payments

23. Financial Statement	Financial Statements

PART C

Information required to be included in Part C is set forth under the appropriate item, so numbered, in Part C of this Registration Statement.

POLARIS ADVISOR

[LOGO TO COME]

Prospectus

November 1, 2002

Please read this prospectus carefully before investing and keep it for future reference. It contains important information about the Polaris Advisor Variable Annuity.

To learn more about the annuity offered by this prospectus, you can obtain a copy of the Statement of Additional Information (“SAI”) dated November 1, 2002. The SAI has been filed with the Securities and Exchange Commission (“SEC”) and is incorporated by reference into this prospectus. The Table of Contents of the SAI appears on page 21 of this prospectus. For a free copy of the SAI, call us at (800) 445-SUN2 or write to us at our Annuity Service Center, P.O. Box 54299, Los Angeles, California 90054-0299.

In addition, the SEC maintains a website (http://www.sec.gov) that contains the SAI, materials incorporated by reference and other information filed electronically with the SEC by Anchor National.

Annuities involve risks, including possible loss of principal, and are not a deposit or obligation of, or guaranteed or endorsed by, any bank. They are not federally insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other agency.

FLEXIBLE PAYMENT DEFERRED ANNUITY CONTRACTS
issued by
ANCHOR NATIONAL LIFE INSURANCE COMPANY
in connection with
VARIABLE SEPARATE ACCOUNT
The annuity has 42 investment choices — a six-month DCA fixed account option, a one-year DCA fixed account option and the 40 Variable Portfolios listed below. The 40 Variable Portfolios are part of the Anchor Series Trust (“AST”), the Lord Abbett Series Fund, Inc. (“LAT”), the SunAmerica Series Trust (“SST”) or the Van Kampen Life Investment Trust (“VKT”).

Stocks:
Managed by AllianceBernstein
• Small & Mid Cap Value Portfolio	SST
Managed by Alliance Capital Management L.P.
• Alliance Growth Portfolio	SST
• Global Equities Portfolio	SST
• Growth-Income Portfolio	SST
• Small & Mid Cap Value Portfolio	SST
Managed by Davis Advisors
• Davis Venture Value Portfolio	SST
• Real Estate Portfolio	SST
Managed by Federated Investors L.P.
• Federated Value Portfolio	SST
• Telecom Utility Portfolio	SST
Managed by Goldman Sachs Asset Management
• Goldman Sachs Research Portfolio	SST
Managed by Lord, Abbett & Co.
• Lord Abbett Series Fund Growth and Income Portfolio	LAT
• Lord Abbett Series Fund Mid-Cap Value Portfolio	LAT
Managed by Marsico Capital Management, LLC
• Marsico Growth Portfolio	SST
Managed by Massachusetts Financial Services Company
• MFS Growth and Income Portfolio	SST
• MFS Mid-Cap Growth Portfolio	SST
• MFS Total Return Portfolio	SST
Managed by Putnam Investment Management, LLC
• Emerging Markets Portfolio	SST
• International Growth and Income Portfolio	SST
• Putnam Growth Portfolio	SST
Managed by SunAmerica Asset Management Corp.
• Aggressive Growth Portfolio	SST
• Blue Chip Growth Portfolio	SST
• “Dogs’’ of Wall Street Portfolio	SST
• Growth Opportunities Portfolio	SST
Managed by Templeton Investment Counsel, LLP
• Foreign Value Portfolio	SST
• Small Company Value Portfolio	SST
Managed by Van Kampen/Van Kampen Asset Management Inc.
• International Diversified Equities Portfolio	SST
• Technology Portfolio	SST
• Van Kampen LIT Comstock Portfolio, Class II Shares	VKT
• Van Kampen LIT Emerging Growth Portfolio, Class II Shares	VKT
• Van Kampen LIT Growth and Income Portfolio, Class II Shares	VKT
Managed by Wellington Management Company, LLP
• Capital Appreciation Portfolio	AST
• Growth Portfolio	AST
• Natural Resources Portfolio	AST
Balanced:
Managed by WM Advisors, Inc.
• Asset Allocation Portfolio	SST
Managed by SunAmerica Asset Management Corp.
• SunAmerica Balanced Portfolio	SST
Bonds:
Managed by Federated Investors L.P.
• Corporate Bond Portfolio	SST
Managed by Goldman Sachs Asset Management
• Global Bond Portfolio	SST
Managed by SunAmerica Asset Management Corp.
• High-Yield Bond Portfolio	SST
Managed by Van Kampen
• Worldwide High Income Portfolio	SST
Managed by Wellington Management Company, LLP
• Government and Quality Bond Portfolio	AST
Cash:
Managed by Banc of America Capital Management, LLC
• Cash Management Portfolio	SST
These securities have not been approved or disapproved by the Securities and Exchange Commission, nor has the Commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

TABLE OF CONTENTS OF STATEMENT OF ADDITIONAL INFORMATION	23
APPENDIX A - DEATH BENEFITS FOLLOWING SPOUSAL CONTINUATION	A-1
APPENDIX B - PREMIUM TAXES	B-1

GLOSSARY

We have capitalized some of the technical terms used in this prospectus. To help you understand these terms, we have defined them in this glossary.

Accumulation Phase - The period during which you invest money in your contract.

Accumulation Units - A measurement we use to calculate the value of the variable portion of your contract during the Accumulation Phase.

Annuitant(s) - The person(s) on whose life (lives) we base income payments.

Annuity Date - The date on which income payments are to begin, as selected by you.

Annuity Units - A measurement we use to calculate the amount of income payments you receive from the variable portion of your contract during the Income Phase.

Beneficiary - The person designated to receive any benefits under the contract if you or the Annuitant dies.

Company - Anchor National Life Insurance Company, We, Us, the insurer which issues this contract.

Income Phase - The period during which we make income payments to you.

IRS - The Internal Revenue Service.

Non-qualified (contract) - A contract purchased with after-tax dollars. In general, these contracts are not under any pension plan, specially sponsored program or individual retirement account (“IRA”).

Purchase Payments - The money you give us to buy the contract, as well as any additional money you give us to invest in the contract after you own it.

Qualified (contract) - A contract purchased with pretax dollars. These contracts are generally purchased under a pension plan, specially sponsored program or IRA.

Trusts - Refers to the Anchor Series Trust, the SunAmerica Series Trust, Lord Abbett Series Fund, Inc. and the Van Kampen Life Investment Trust collectively.

Variable Portfolio(s) - The variable investment options available under the contract. Each Variable Portfolio has its own investment objective and is invested in the underlying investments of the Anchor Series Trust, the SunAmerica Series Trust, Lord Abbett Series Fund, Inc. and the Van Kampen Life Investment Trust.

Anchor National Life Insurance Company is in the process of changing its name to AIG SunAmerica Life Assurance Company. We anticipate this process will take some time to implement in all jurisdictions where We do business. We expect the name change to be completed during 2003. To begin this process We officially changed the name in our state of domicile, Arizona. However, We continue to do business, today, under the name Anchor National and will refer to the Company by that name throughout this prospectus. You will be notified when the name is changed to AIG SunAmerica Life Assurance Company and We are no longer doing business as Anchor National. Please keep in mind, this is a name change only and will not affect the substance of your contract.

HIGHLIGHTS

Anchor National offers several different variable annuity products to meet the diverse needs of our investors. Each product may provide different features and benefits offered at different fees, charges, and expenses. When working with your financial advisor to determine the best product to meet your needs you should consider, among other things, whether the features of this contract and the related fees provide the most appropriate package to help you meet your long-term retirement savings goals.

The Polaris Advisor Variable Annuity is a contract between you and Anchor National Life Insurance Company (“Anchor National”). It is designed to help you invest on a tax-deferred basis and meet long-term financial goals. There are minimum Purchase Payment amounts required to purchase a contract. Purchase Payments may be invested in a variety of variable and fixed account options. Like all deferred annuities, the contract has an Accumulation Phase and an Income Phase. During the Accumulation Phase, you invest money in your contract. The Income Phase begins when you start receiving income payments from your annuity to provide for your retirement.

Free Look:    You may cancel your contract within 10 days after receiving it (or whatever period is required in your state). You will receive whatever your contract is worth on the day that we receive your request. The amount refunded may be more or less than your original Purchase Payment. We will return your original Purchase Payment if required by law. Please see Purchasing a Polaris Advisor Variable Annuity in the prospectus.

Expenses:    There are fees and charges associated with the contract. We deduct insurance charges which equal 1.52% annually of the average daily value of your contract allocated to the Variable Portfolios. There are investment charges on amounts invested in the Variable Portfolios. If you elect optional features available under the contract we may charge additional fees for those features. Please see the Fee Table, Purchasing a Polaris Advisor Variable Annuity and Expenses in the prospectus.

Access to Your Money:    You may withdraw money from your contract during the Accumulation Phase. If you do so, earnings are deemed to be withdrawn first. You will pay income taxes on earnings and untaxed contributions when you withdraw them. Payments received during the Income Phase are considered partly a return of your original investment. A federal tax penalty may apply if you make withdrawals before age 59 1/2. Please see Access to Your Money and Taxes in the prospectus.

Death Benefit:    A death benefit feature is available under the contract to protect your Beneficiaries in the event of your death during the Accumulation Phase. Please see Death Benefits in the prospectus.

Income Options:    When you are ready to begin taking income, you can choose to receive income payments on a variable basis, fixed basis or a combination of both. You may also chose from five different income options, including an option for income that you cannot outlive. Please see Income Options in the prospectus.

Inquiries:    If you have questions about your contract, call your financial advisor or contact us at Anchor National Life Insurance Company Annuity Service Center P.O. Box 54299 Los Angeles, California 90054-0299. Telephone Number: (800) 445-SUN2.

Please read the prospectus carefully for more detailed information regarding these and other features and benefts of the contract, as well as the risks of investing.

FEE TABLES

OWNER TRANSACTION EXPENSES
Withdrawal Charge	None
Contract Maintenance Charge	None
Transfer Fee	No charge for first 15 transfers each contract year; thereafter, fee is $25 ($10 in Pennsylvania and Texas) per transfer

ANNUAL SEPARATE ACCOUNT EXPENSES
(as a percentage of your daily net asset value)	1.52%

OPTIONAL ENHANCED DEATH BENEFIT FEE
(This feature offers a choice of two optional enhanced death benefits which are more fully described in the prospectus. If elected, the fee is an annualized charge that is deducted daily from your contract value.)
Fee as a percentage of your daily net asset value
[0.20%	]

OPTIONAL ESTATEPLUS FEE
(EstatePlus is optional and must be elected along with one of the enhanced death benefit options. The fee is an annualized charge that is deducted daily.)
Fee as a percentage of your daily net asset value	[0.25%	]

PORTFOLIO EXPENSES
Anchor Series Trust Class B
(as a percentage of average net assets for the Trust’s fiscal year ended December 31, 2001)

PORTFOLIO	MANAGEMENT FEE	SERVICE (12B-1) FEE	OTHER EXPENSES	TOTAL ANNUAL EXPENSES

Capital Appreciation	0.70%	0.15%	0.08%	0.93%

Government and Quality Bond	0.57%	0.15%	0.07%	0.79%

Growth	0.67%	0.15%	0.06%	0.88%

Natural Resources	0.75%	0.15%	0.16%	1.06%

SunAmerica Series Trust Class B
(as a percentage of average net assets after reimbursement or waiver of expenses for the Trust’s fiscal year ended January 31, 2002)
[TO BE UPDATED BY AMENDMENT]

PORTFOLIO	MANAGEMENT FEE	SERVICE (12B-1) FEE	OTHER EXPENSES	TOTAL ANNUAL EXPENSES

Aggressive Growth	0.69%	0.15%	0.08%	0.92%

Alliance Growth	0.60%	0.15%	0.06%	0.81%

Asset Allocation	0.59%	0.15%	0.09%	0.83%

Blue Chip Growth[1]	0.70%	0.15%	0.15%	1.00%

Cash Management	0.48%	0.15%	0.05%	0.68%

Corporate Bond	0.59%	0.15%	0.08%	0.82%

Davis Venture Value	0.71%	0.15%	0.06%	0.92%

“Dogs” of Wall Street	0.60%	0.15%	0.11%	0.86%

Emerging Markets	1.25%	0.15%	0.28%	1.68%

Federated Value	0.68%	0.15%	0.08%	0.91%

Foreign Value

Global Bond	0.68%	0.15%	0.14%	0.97%

Global Equities	0.73%	0.15%	0.17%	1.05%

Goldman Sachs Research[1]	1.20%	0.15%	0.15%	1.50%

Growth-Income	0.53%	0.15%	0.06%	0.74%

Growth Opportunities[1]	0.75%	0.15%	0.25%	1.15%

High-Yield Bond	0.64%	0.15%	0.09%	0.88%

International Diversified Equities	1.00%	0.15%	0.27%	1.42%

International Growth and Income	0.95%	0.15%	0.27%	1.37%

Marsico Growth

MFS Growth and Income	0.70%	0.15%	0.08%	0.93%

MFS Mid-Cap Growth	0.75%	0.15%	0.08%	0.98%

MFS Total Return

Putnam Growth	0.78%	0.15%	0.06%	0.99%

Real Estate	0.80%	0.15%	0.12%	1.07%

Small Company Value

Small & Mid Cap Value

SunAmerica Balanced	0.60%	0.15%	0.07%	0.82%

Technology	1.20%	0.15%	0.25%	1.60%

Telecom Utility[2]	0.75%	0.15%	0.11%	1.01%

Worldwide High Income[2]	1.00%	0.15%	0.12%	1.27%

[1]
For this portfolio, the advisor, SunAmerica Asset Management Corp., has voluntarily agreed to waive fees or expenses, if necessary, to keep operating expenses at or below established maximum amounts. All waivers or reimbursements may be terminated at any time. Absent fee waivers or reimbursement of expenses by the adviser or custody credits, the total annual expenses during the last fiscal year would have been: Blue Chip Growth 1.25%; Goldman Sachs Research 1.70%; and Growth Opportunities 1.31%.

[2]	Gross of custody credits of 0.01%.

Lord Abbett Series Fund, Inc.
(as a percentage of average net assets after reimbursement or waiver of expenses for the Trust’s fiscal year ended December 31, 2001)

PORTFOLIO	MANAGEMENT FEE	OTHER EXPENSES	TOTAL ANNUAL EXPENSES

Lord Abbett Series Fund, Inc.—Growth and Income*	0.50%	0.47%	0.97%

Lord Abbett Series Fund, Inc.—Mid-Cap Value*	0.75%	0.35%	1.10%

*
The Growth and Income and Mid-Cap Value Portfolios have each established non-12b-1 service fee arrangements which are reflected under “Other Expenses”. The information in the chart above relating to the Mid-Cap Value Portfolio has been restated to reflect the fees and expenses that will be applicable during 2002. For the year 2001, Lord, Abbett & Co. (Lord Abbett) voluntarily waived a portion of its management fees of 0.75% of average daily net assets of the Mid-Cap Value Portfolio and subsidized a portion of the Mid-Cap Value Portfolio’s expenses to the extent necessary to maintain the Portfolio’s “Other Expenses” at an aggregate of 0.35% of its average daily net assets. Absent any waivers and reimbursements the total annual gross fund expenses for the Mid-Cap Value Portfolio would have been 1.20% for the year 2001. For the year 2002, Lord Abbett does not intend to waive its management fees for the Mid-Cap Value Portfolio but has contractually agreed to continue to reimburse a portion of the Mid-Cap Value Portfolio’s expenses to the extent necessary to maintain the Portfolio’s “Other Expenses” at an aggregate of 0.35% of its average daily net assets.

Van Kampen Life Investment Trust Class II
(as a percentage of average net assets after reimbursement or waiver of expenses for the Trust’s fiscal year ended December 31, 2001)

PORTFOLIO	MANAGEMENT FEE	SERVICE (12B-1) FEE	OTHER EXPENSES	TOTAL ANNUAL EXPENSES

Van Kampen LIT Comstock, Class II Shares	0.60%	0.25%	0.21%	1.06%

Van Kampen LIT Emerging Growth, Class II Shares	0.70%	0.25%	0.06%	1.01%

Van Kampen LIT Growth and Income, Class II Shares	0.60%	0.25%	0.15%	1.00%

The above portfolio expenses were provided by the Trusts. We have not independently verified the accuracy of the information.

EXAMPLES [TO BE UPDATED BY AMENDMENT]

You will pay the following expenses on a $1,000 investment in each Variable Portfolio, assuming a 5% annual return on assets, Portfolio Expenses after waiver, reimbursement or recoupment (assuming the waiver, reimbursement or recoupment will continue for the period shown), if applicable and:
(a) you	surrender the contract at the end of the stated time period and no optional features are elected.
(b) you	surrender the contract at the end of the stated period and you elect the optional enhanced death benefit (0.20%) and the EstatePlus feature (0.25%).
(c) you	do not surrender the contract and no optional features are elected.*
(d) you	do not surrender the contract and you elect the optional enhanced death benefit (0.20%) and the EstatePlus feature (0.25%).
PORTFOLIO	1 YEAR	3 YEARS	5 YEARS	10 YEARS

Capital Appreciation Portfolio	(a) $25	(a) $76	(a) $131	(a) $279
	(b) $27	(b) $84	(b) $143	(b) $303
	(c) $25	(c) $76	(c) $131	(c) $279
	(d) $27	(d) $84	(d) $143	(d) $303

Government and Quality Bond Portfolio	(a) $23	(a) $72	(a) $124	(a) $265
	(b) $26	(b) $80	(b) $136	(b) $290
	(c) $23	(c) $72	(c) $124	(c) $265
	(d) $26	(d) $80	(d) $136	(d) $290

Growth Portfolio	(a) $24	(a) $75	(a) $128	(a) $274
	(b) $27	(b) $82	(b) $141	(b) $298
	(c) $24	(c) $75	(c) $128	(c) $274
	(d) $27	(d) $82	(d) $141	(d) $298

Natural Resources Portfolio	(a) $26	(a) $80	(a) $137	(a) $291
	(b) $29	(b) $88	(b) $149	(b) $316
	(c) $26	(c) $80	(c) $137	(c) $291
	(d) $29	(d) $88	(d) $149	(d) $316

Aggressive Growth	(a) $25	(a) $76	(a) $130	(a) $278
	(b) $27	(b) $84	(b) $142	(b) $302
	(c) $25	(c) $76	(c) $130	(c) $278
	(d) $27	(d) $84	(d) $142	(d) $302

Alliance Growth	(a) $24	(a) $73	(a) $125	(a) $267
	(b) $26	(b) $80	(b) $137	(b) $291
	(c) $24	(c) $73	(c) $125	(c) $267
	(d) $26	(d) $80	(d) $137	(d) $291

Asset Allocation	(a) $24	(a) $73	(a) $126	(a) $269
	(b) $26	(b) $81	(b) $138	(b) $293
	(c) $24	(c) $73	(c) $126	(c) $269
	(d) $26	(d) $81	(d) $138	(d) $293

Blue Chip Growth	(a) $26	(a) $78	(a) $134	(a) $286
	(b) $28	(b) $86	(b) $146	(b) $310
	(c) $26	(c) $78	(c) $134	(c) $286
	(d) $28	(d) $86	(d) $146	(d) $310

Cash Management	(a) $22	(a) $69	(a) $118	(a) $253
	(b) $25	(b) $76	(b) $131	(b) $279
	(c) $22	(c) $69	(c) $118	(c) $253
	(d) $25	(d) $76	(d) $131	(d) $279

Corporate Bond	(a) $24	(a) $73	(a) $125	(a) $268
	(b) $26	(b) $81	(b) $138	(b) $292
	(c) $24	(c) $73	(c) $125	(c) $268
	(d) $26	(d) $81	(d) $138	(d) $292

Davis Venture Value	(a) $25	(a) $76	(a) $130	(a) $278
	(b) $27	(b) $84	(b) $142	(b) $302
	(c) $25	(c) $76	(c) $130	(c) $278
	(d) $27	(d) $84	(d) $142	(d) $302

“Dogs” of Wall Street	(a) $24	(a) $74	(a) $127	(a) $272
	(b) $27	(b) $82	(b) $140	(b) $296
	(c) $24	(c) $74	(c) $127	(c) $272
	(d) $27	(d) $82	(d) $140	(d) $296

Emerging Markets

Federated Value	(a) $25	(a) $76	(a) $130	(a) $277
	(b) $27	(b) $83	(b) $142	(b) $301
	(c) $25	(c) $76	(c) $130	(c) $277
	(d) $27	(d) $83	(d) $142	(d) $301

Foreign Value	(a) $25	(a) $78	(a) $133	(a) $283
	(b) $28	(b) $85	(b) $145	(b) $307
	(c) $25	(c) $78	(c) $133	(c) $283
	(d) $28	(d) $85	(d) $145	(d) $307

Global Bond

Global Equities	(a) $26	(a) $80	(a) $137	(a) $290
	(b) $29	(b) $87	(b) $149	(b) $315
	(c) $26	(c) $80	(c) $137	(c) $290
	(d) $29	(d) $87	(d) $149	(d) $315

PORTFOLIO	1 YEAR	3 YEARS	5 YEARS	10 YEARS

Goldman Sachs Research	(a) $30	(a) $ 93	(a) $159	(a) $334
	(b) $33	(b) $101	(b) $171	(b) $357
	(c) $30	(c) $ 93	(c) $159	(c) $334
	(d) $33	(d) $101	(d) $171	(d) $357

Growth-Income	(a) $23	(a) $ 71	(a) $121	(a) $260
	(b) $25	(b) $ 78	(b) $134	(b) $285
	(c) $23	(c) $ 71	(c) $121	(c) $260
	(d) $25	(d) $ 78	(d) $134	(d) $285

Growth Opportunities	(a) $27	(a) $ 83	(a) $141	(a) $300
	(b) $30	(b) $ 90	(b) $154	(b) $324
	(c) $27	(e) $ 83	(e) $141	(e) $300
	(d) $30	(d) $ 90	(d) $154	(d) $324

High Yield Bond	(a) $24	(a) $ 75	(a) $128	(a) $274
	(b) $27	(b) $ 82	(b) $141	(b) $298
	(c) $24	(e) $ 75	(e) $128	(e) $274
	(d) $27	(d) $ 82	(d) $141	(d) $298

International Diversified Equities	(a) $30	(a) $ 91	(a) $155	(a) $326
	(b) $32	(b) $ 98	(b) $167	(b) $349
	(c) $30	(e) $ 91	(e) $155	(e) $326
	(d) $32	(d) $ 98	(d) $167	(d) $349

International Growth & Income	(a) $29	(a) $ 89	(a) $152	(a) $321
	(b) $32	(b) $ 97	(b) $164	(b) $345
	(c) $29	(e) $ 89	(e) $152	(e) $321
	(d) $32	(d) $ 97	(d) $164	(d) $345

Marsico Growth

MFS Growth & Income	(a) $25	(a) $ 76	(a) $131	(a) $279
	(b) $27	(b) $ 84	(b) $143	(b) $303
	(e) $25	(e) $ 76	(e) $131	(e) $279
	(d) $27	(d) $ 84	(d) $143	(d) $303

MFS Mid-Cap Growth	(a) $25	(a) $ 78	(a) $133	(a) $284
	(b) $28	(b) $ 85	(b) $145	(b) $308
	(e) $25	(e) $ 78	(e) $133	(e) $284
	(d) $28	(d) $ 85	(d) $145	(d) $308

MFS Total Return

Putnam Growth	(a) $25	(a) $ 78	(a) $134	(a) $285
	(b) $28	(b) $ 86	(b) $146	(b) $309
	(e) $25	(e) $ 78	(e) $134	(e) $285
	(d) $28	(d) $ 86	(d) $146	(d) $309

Real Estate

Small Company Value

Small & Mid Cap Value

SunAmerica Balanced	(a) $24	(a) $ 73	(a) $125	(a) $268
	(b) $26	(b) $ 81	(b) $138	(b) $292
	(e) $24	(e) $ 73	(e) $125	(e) $268
	(d) $26	(d) $ 81	(d) $138	(d) $292

Technology	(a) $31	(a) $ 96	(a) $163	(a) $343
	(b) $34	(b) $104	(b) $176	(b) $366
	(e) $31	(e) $ 96	(e) $163	(e) $343
	(d) $34	(d) $104	(d) $176	(d) $366

Telecom Utility	(a) $26	(a) $ 79	(a) $135	(a) $287
	(b) $28	(b) $ 86	(b) $147	(b) $311
	(e) $26	(e) $ 79	(e) $135	(e) $287
	(d) $28	(d) $ 86	(d) $147	(d) $311

Worldwide High Income	(a) $28	(a) $ 87	(a) $147	(a) $312
	(b) $31	(b) $ 94	(b) $160	(b) $336
	(e) $28	(e) $ 87	(e) $147	(e) $312
	(d) $31	(d) $ 94	(d) $160	(d) $336

Lord Abbett Series Fund Growth and Income

Lord Abbett Series Fund Mid-Cap Value

Van Kampen LIT Comstock, Class II Shares	(a) $26	(a) $ 80	(a) $137	(a) $291
	(b) $29	(b) $ 88	(b) $149	(b) $316
	(e) $26	(e) $ 80	(e) $137	(e) $291
	(d) $29	(d) $ 88	(d) $149	(d) $316

Van Kampen LIT Emerging Growth, Class II Shares	(a) $26	(a) $ 79	(a) $135	(a) $287
	(b) $28	(b) $ 86	(b) $147	(b) $311
	(e) $26	(e) $ 79	(e) $135	(e) $287
	(d) $28	(d) $ 86	(d) $147	(d) $311

Van Kampen LIT Growth and Income, Class II Shares	(a) $26	(a) $ 78	(a) $134	(a) $286
	(b) $28	(b) $ 86	(b) $146	(b) $310
	(e) $26	(e) $ 78	(e) $134	(e) $286
	(d) $28	(d) $ 86	(d) $146	(d) $310

*	Anchor National does not impose any fees or charges when beginning the Income Phase of your contract.

Explanation of Fee Tables and Examples

1.
The purpose of the Fee Tables is to show you the various expenses you would incur directly and indirectly by investing in the contract. The tables represent both fees at the separate account (contract level) as well as portfolio company investment management expenses. Additional information on the portfolio company fees can be found in the Trust prospectuses located behind this prospectus.

2.
For certain Variable Portfolios, the adviser, SunAmerica Asset Management Corp., has voluntarily agreed to waive fees or reimburse certain expenses, if necessary, to keep annual operating expenses at or below the lesser of the maximum allowed by any applicable state expense limitations or the following percentages of each Variable Portfolio’s average net assets: Blue Chip Growth 1.00%; Goldman Sachs Research 1.50% and Growth Opportunities 1.15%. The adviser also may voluntarily waive or reimburse additional amounts to increase a Variable Portfolio’s investment return. All waivers and/or reimbursements may be terminated at any time. Furthermore, the adviser may recoup any waivers or reimbursements within two years after such waivers or reimbursements are granted, provided that the Variable Portfolio is able to make such payment and remain in compliance with the foregoing expense limitations.

3.
In addition to the stated assumptions, the Examples also assume an insurance charge of 1.52% and that no transfer fees were imposed. Although premium taxes may apply in certain states, they are not reflected in the Examples.

4.	These examples should not be considered a representation of past or future expenses. Actual expenses may be greater or less than those shown.

SALES OF THIS PRODUCT HAVE ONLY RECENTLY BEGUN. THEREFORE, THE
HISTORICAL ACCUMULATION UNIT VALUES ARE NOT YET AVAILABLE.

THE POLARIS ADVISOR VARIABLE ANNUITY

An annuity is a contract between you and an insurance company. You are the owner of the contract. The contract provides three main benefits:

•	Tax Deferral: This means that you do not pay taxes on your earnings from the annuity until you withdraw them.

•	Death Benefit: If you die during the Accumulation Phase, the insurance company pays a death benefit to your Beneficiary.

•	Guaranteed Income: If elected, you receive a stream of income for your lifetime, or another available period you select.

Tax-qualified retirement plans (e.g., IRAs, 401(k) or 403(b) plans) defer payment of taxes on earnings until withdrawal. If you are considering funding a tax-qualified retirement plan with an annuity, you should know that an annuity does not provide any additional tax deferral treatment of earnings beyond the treatment provided by the tax-qualified retirement plan itself. However, annuities do provide other features and benefits which may be valuable to you. You should fully discuss this decision with your financial representative.

This annuity was developed to help you contribute to your retirement savings. This annuity works in two stages, the Accumulation Phase and the Income Phase. Your contract is in the Accumulation Phase during the period when you make payments into the contract. The Income Phase begins when you request us to start making income payments to you out of the money accumulated in your contract.

The contract is called a “variable” annuity because it allows you to invest in variable portfolios which, like mutual funds, have different investment objectives and performance which varies. You can gain or lose money if you invest in these Variable Portfolios. The amount of money you accumulate in your contract depends on the performance of the Variable Portfolios in which you invest. This contract currently offers 40 Variable Portfolios.

The contract also offers a six month and one-year DCA fixed account option. The fixed account options earn interest at a rate set and guaranteed by Anchor National. If you allocate money to the fixed account options, the amount of money that accumulates in the contract depends on the total interest credited to the fixed account option.

For more information on investment options available under this contract see INVESTMENT OPTIONS on page 10.

Anchor National Life Insurance Company (Anchor National, The Company, Us, We) issues the Polaris Advisor Variable Annuity. When you purchase an Polaris Advisor Variable Annuity, a contract exists between you and Anchor National. The Company is a stock life insurance company organized under the laws of the state of Arizona. Its principal place of business is 1 SunAmerica Center, Los Angeles, California 90067. The Company conducts life insurance and annuity business in the District of Columbia and all states except New York. Anchor National is an indirect, wholly owned subsidiary of American International Group, Inc., a Delaware corporation (“AIG”).

PURCHASING A POLARIS ADVISOR VARIABLE ANNUITY

An initial Purchase Payment is the money you give us to buy a contract. Any additional money you give us to invest in the contract after purchase is a subsequent Purchase Payment.

The minimum initial Purchase Payment is $10,000 and subsequent amounts of $500 or more may be added to your contract. Prior company approval is required to accept Purchase Payments greater than $1,000,000. For contracts owned by a non-natural owner, prior Company approval is required to accept Purchase Payments greater than $250,000. The Company reserves the right to refuse Purchase Payments including one which would cause Total Purchase Payments in all contracts issued by the Company to the same owner to exceed $1,000,000 and for contracts owned by a non-natural owner, $250,000 at the time of the Purchase Payment. Further, We reserve the right to aggregate all contracts having the same owner and/or annuitants’ social security or federal tax identification number for purposes of determining which contracts and/or Purchase Payments require Company pre-approval. Also, the optional automatic payment plan allows you to make subsequent Purchase Payments of as little as $100.

In general, we will not issue a Qualified contract to anyone who is age 70 1/2 or older, unless it is shown that the minimum distribution required by the IRS is being made. In addition we may not issue a contract to anyone over age 90. You may not elect the optional enhanced death benefits or the EstatePlus benefit if you are age 81 or older at time of contract issue.

We allow spouses to jointly own this contract. However, the age of the older spouse is used to determine the availability of any age driven benefits. The addition of a joint owner after the contract has been issued is contingent upon prior review and approval by the Company.

Allocation of Purchase Payments

We invest your Purchase Payments in the fixed and variable investment options according to your instructions. If we receive a Purchase Payment without allocation instructions, we will invest the money according to your last allocation instructions. See INVESTMENT OPTIONS.

In order to issue your contract, we must receive your completed application, Purchase Payment allocation instructions and any other required paperwork at our principal place of business. We allocate your initial purchase payment within two days of receiving it. If we do not have complete information necessary to issue your contract, we will contact you. If we do not have the information necessary to issue your contract within 5 business days we will send your money back to you, or ask your permission to keep your money until we get the information necessary to issue the contract.

Accumulation Units

When you allocate a Purchase Payment to the Variable Portfolios, we credit your contract with Accumulation Units of the separate account. We base the number of Accumulation Units you receive on the unit value of the Variable Portfolio as of the day we receive your money if we receive it before 1 p.m. Pacific Standard Time, or on the next business day’s unit value if we receive your money after 1 p.m. Pacific Standard Time. The value of an Accumulation Unit goes up and down based on the performance of the Variable Portfolios.

We calculate the value of an Accumulation Unit each day that the New York Stock Exchange (“NYSE”) is open as follows:

1.	We determine the total value of money invested in a particular Variable Portfolio;

2.	We subtract from that amount all applicable contract charges; and

3.	We divide this amount by the number of outstanding Accumulation Units.

We determine the number of Accumulation Units credited to your contract by dividing the Purchase Payment by the Accumulation Unit value for the specific Variable Portfolio.

Example:

We receive a $25,000 Purchase Payment from you on Wednesday. You allocate the money to the Global Bond Portfolio. We determine that the value of an Accumulation Unit for the Global Bond Portfolio is $11.10 when the NYSE closes on Wednesday. We then divide $25,000 by $11.10 and credit your contract on Wednesday night with 2252.52 Accumulation Units for the Global Bond Portfolio.

Performance of the Variable Portfolios and expenses under your contract affect Accumulation Unit values. These factors cause the value of your contract to go up and down.

Free Look

You may cancel your contract within 10 days after receiving it (or longer if required by state law). We call this a “free look.” To cancel, you must mail the contract along with your free look request to our Annuity Service Center at P.O. Box 54299, Los Angeles, California 90054-0299. If you decide to cancel your contract during the free look period, we refund to you the value of your contract on the day we receive your request. The amount refunded to you may be more or less than your original investment.

Certain states require us to return your Purchase Payments upon a free look request. Additionally, all contracts issued as an IRA require the full return of Purchase Payments upon a free look. With respect to those contracts, we reserve the right to put your money in the Cash Management Portfolio during the free look period. If you cancel your contract during the free look period, we return your Purchase Payment or the value of your contract, whichever is larger. At the end of the free look period, we allocate your money according to your instructions.

Exchange Offers

From time to time, we may offer to allow you to exchange an older variable annuity issued by Anchor National or one of its affiliates, for a newer product with more current features and benefits, also issued by Anchor National or one of its affiliates. Such an exchange offer will be made in accordance with applicable state and federal securities and insurance rules and regulations. We will explain the specific terms and conditions of any such exchange offer at the time the offer is made.

INVESTMENT OPTIONS

Variable Portfolios

The contract currently offers 40 Variable Portfolios. These Variable Portfolios invest in shares of the Trusts below. Additional Variable Portfolios may be available in the future. The Variable Portfolios operate similar to a mutual fund but are only available through the purchase of certain insurance contracts.

SunAmerica Asset Management Corp., an indirect wholly owned subsidiary of AIG, is the investment adviser to the Anchor Series and SunAmerica Series Trusts. Van Kampen Asset Management Inc. is the investment adviser to the Van Kampen Life Investment Trust. Lord, Abbett & Co. is the investment adviser to the Lord Abbett Series Fund, Inc. The Trusts serve as the underlying investment vehicles for other variable annuity contracts issued by Anchor National, and other affiliated/unaffiliated insurance companies. Neither Anchor National nor the Trusts believe that offering shares of the Trusts in this manner disadvantages you. The advisers monitor the Trusts for potential conflicts.

The 40 Variable Portfolios along with their respective subadvisers are listed below:

Anchor Series Trust

Wellington Management Company, LLP serves as subadviser to the Anchor Series Trust Portfolios. Anchor Series Trust has Variable Portfolios in addition to those listed below which are not available for investment under the contract.

Lord Abbett Series Fund, Inc.

Lord Abbett & Co. provides investment advice for the Lord Abbett Series Fund, Inc. portfolios. Lord Abbett Series Fund, Inc. (“LAT”) has investment portfolios in addition to those listed below that are not available for investment under the contract.

SunAmerica Series Trust

Various subadvisers provide investment advice for the SunAmerica Series Trust Portfolios. SunAmerica Series Trust has Variable Portfolios in addition to those listed below which are not available for investment under the contract.

Van Kampen Life Investment Trust

Van Kampen Asset Management Inc. provides investment advice for the Van Kampen Life Investment Trust (“VKT”) portfolios. Van Kampen Life Investment Trust has investment portfolios in addition to those listed here which are not available for investment under the contract.

STOCKS:

Managed by AllianceBernstein

•Small & Mid Cap Value Portfolio	SST

Managed by Alliance Capital Management L.P.

•Alliance Growth Portfolio	SST
•Global Equities Portfolio	SST
•Growth-Income Portfolio	SST
•Small & Mid Cap Value Portfolio	SST

Managed by Davis Advisors

•Davis Venture Value Portfolio
•Real Estate Portfolio	SST

Managed by Federated Investors L.P.

•Federated Value Portfolio	SST
•Telecom Utility Portfolio	SST

Managed by Goldman Sachs Asset Management

•Goldman Sachs Research Portfolio	SST

Managed by Lord, Abbett & Co.

•Lord Abbett Series Fund Growth and Income Portfolio	LAT
•Lord Abbett Series Fund Mid-Cap Value Portfolio	LAT

Managed by Marsico Capital Management, LLC

•Marsico Growth Portfolio	SST

Managed by Massachusetts Financial Services Company

•MFS Growth and Income Portfolio	SST
•MFS Mid-Cap Growth Portfolio	SST
•MFS Total Return Portfolio	SST

Managed by Putnam Investment Management, LLC

• Emerging Markets Portfolio	SST
• International Growth and Income Portfolio	SST
• Putnam Growth Portfolio	SST

Managed by SunAmerica Asset Management Corp.

• Aggressive Growth Portfolio	SST
• Blue Chip Growth Portfolio	SST
• “Dogs” of Wall Street Portfolio	SST
• Growth Opportunities Portfolio	SST

Managed by Templeton Investment Counsel, LLP

• Foreign Value Portfolio	SST
• Small Company Value Portfolio	SST

Managed by Wellington Management Company, LLP

• Capital Appreciation Portfolio	AST
• Growth Portfolio	AST
• Natural Resources Portfolio	AST

Managed by Van Kampen/Van Kampen Asset Management Inc.

• International Diversified Equities Portfolio	SST
• Technology Portfolio	SST
• Van Kampen LIT Comstock Portfolio, Class II Shares	VKT
• Van Kampen LIT Emerging Growth Portfolio, Class II Shares	VKT
• Van Kampen LIT Growth and Income Portfolio, Class II Shares	VKT

BALANCED:

Managed by WM Advisors, Inc.

• Asset Allocation Portfolio	SST

Managed by SunAmerica Asset Management Corp.

• SunAmerica Balanced Portfolio	SST

BONDS:

Managed by Federated Investors L.P.

• Corporate Bond Portfolio	SST

Managed by Goldman Sachs Asset Management

• Global Bond Portfolio	SST

Managed by Van Kampen

• Worldwide High Income Portfolio	SST

Managed by SunAmerica Asset Management Corp.

• High-Yield Bond Portfolio	SST

Managed by Wellington Management Company, LLP

• Government and Quality Bond Portfolio	AST

Cash:

Managed by Banc of America Capital Management, LLC

• Cash Management Portfolio	SST

You should read the prospectuses for the Trusts attached hereto carefully. These prospectuses contain detailed information about the portfolios, including each variable portfolio’s investment objective and risk factors.

Fixed Account Options

The contract also offers a 6-month DCA fixed account option and a one-year DCA fixed account option. The 6-month DCA fixed account option and a one-year DCA account provides a fixed interest rate when participating in the DCA program.

The fixed account options pay interest at a rate set and guaranteed by Anchor National. Interest rates may differ from time to time and are set at our sole discretion. We never credit less than a 3% annual effective rate. Once established, the interest rate does not change during the specified period.

Transfers During the Accumulation Phase

During the Accumulation Phase you may transfer funds between the Variable Portfolios. Funds already in your contract cannot be transferred into the DCA fixed accounts. You must transfer at least $100. If less than $100 will remain in any Variable Portfolio after a transfer, that amount must be transferred as well.

You may request transfers of your account value between the Variable Portfolios in writing or by telephone, subject to our rules. We currently allow 15 free transfers per contract per year. We charge $25 ($10 in Pennsylvania and Texas) for each additional transfer in any contract year. Transfers resulting from your participation in the DCA program count against your 15 free transfers per contract year. However, transfers resulting from your participation in the automatic asset rebalancing program do not count against your 15 free transfers.

We may accept transfer requests by telephone unless you tell us not to on your contract application. When receiving instructions over the telephone, we follow appropriate procedures to provide reasonable assurance that the transactions executed are genuine. Thus, we are not responsible for any claim, loss or expense from any error resulting from instructions received over the telephone.

For internet account transactions (www.sunamerica.com) we have appropriate procedures in place to provide reasonable assurance that the transactions executed are genuine. We are not be responsible for any claim, loss or expense from any error resulting from instructions received over the internet. If we fail to follow our procedures, we may be liable for any losses due to unauthorized or fraudulent instructions.

We may limit the number of transfers in any contract year or refuse any transfer request for you or others invested in the contract if we believe that excessive trading or a specific transfer request or group transfer requests may have a detrimental effect on unit values or the share prices of the underlying Variable Portfolios.

This product is not designed for professional “market timing” organizations or other organizations or individuals engaged in trading strategies that seek to benefit from short term price fluctuations or price irregularities by making programming transfers, frequent transfers or transfers that are large in relation to the total assets of the underlying portfolio in which the Variable Portfolios invest. These marketing timing strategies are disruptive to the underlying portfolios in which the Variable Portfolios invest and thereby potentially harmful to investors. If we determine, in our sole discretion, that your transfer patterns among the Variable Portfolios reflect a market timing strategy, we reserve the right to take action to protect other investors. Such action may include but would not be limited to restricting the mechanisms you can use to request transfers among the Variable Portfolios or imposing penalty fees on such trading activity and/or otherwise restricting transfer options in accordance with state and federal rules and regulations.

For information regarding transfers during the Income Phase, see INCOME OPTIONS on page 18.

We reserve the right to modify, suspend, waive or terminate these transfer provisions at any time.

Dollar Cost Averaging

The Dollar Cost Averaging (“DCA”) program allows you to invest gradually in the Variable Portfolios. Under the program you systematically transfer a set dollar amount or percentage of portfolio value from one Variable Portfolio, the 6-month DCA fixed account or the one-year DCA fixed account (source accounts) to any other Variable Portfolio (target accounts). Transfers may be monthly and count against your 15 free transfers per contract year. The minimum transfer amount under the DCA program is $100, regardless of the source account. The fixed account options are not available as a target accounts for the DCA program.

The DCA fixed accounts only accepts new Purchase Payments. You cannot transfer money already in your contract into the accounts. If you allocate a Purchase Payment into the DCA fixed accounts, we transfer all your money into the Variable Portfolios over the six-month or one-year period. You cannot change the option or the frequency of transfers once selected. The entire amount must be transferred at the end of 6 months for the 6-month DCA fixed account and at the end of 1 year for the 1-year DCA fixed account.

We determine the amount of the transfers from the 6-month and one-year DCA fixed accounts based on:

•	the total amount of money allocated to the account; and

•	the frequency of transfers selected.

For example, let’s say you allocate $1,000 to the 1-year DCA account. You select monthly transfers. We completely transfer all of your money to the selected investment options over a period of ten months.

You may terminate your DCA program at any time.

The DCA program is designed to lessen the impact of market fluctuations on your investment. However, we cannot ensure that you will make a profit. When you elect the DCA program, you are continuously investing in securities regardless of fluctuating price levels. You should consider your tolerance for investing through periods of fluctuating price levels.

We reserve the right to modify, suspend or terminate this program at any time.

Example:

Assume that you want to gradually move $750 each quarter from the Cash Management Portfolio to the Aggressive Growth Portfolio over six months. You set up dollar cost averaging and purchase Accumulation Units at the following values:

Month	Accumulation Unit	Units Purchased

1	$ 7.50	100

2	$ 5.00	150

3	$10.00	75

4	$ 7.50	100

5	$ 5.00	150

6	$ 7.50	100

You paid an average price of only $6.67 per Accumulation Unit over six months, while the average market price actually was $7.08. By investing an equal amount of money each month, you automatically buy more Accumulation Units when the market price is low and fewer Accumulation Units when the market price is high. This example is for illustrative purposes only.

Asset Allocation Rebalancing

Earnings in your contract may cause the percentage of your investment in each investment option to differ from your original allocations. The Automatic Asset Rebalancing program addresses this situation. At your election, we periodically rebalance your investments in the Variable Portfolios to return your allocations to their original percentages. Asset rebalancing typically involves shifting a portion of your money out of an investment option with a higher return into an investment option with a lower return.

At your request, rebalancing occurs on a quarterly, semiannual or annual basis. Transfers made as a result of rebalancing do not count against your 15 free transfers for the contract year.

We reserve the right to modify, suspend or terminate this program at any time.

Example:

Assume that you want your initial Purchase Payment split between two Variable Portfolios. You want 50% in the Corporate Bond Portfolio and 50% in the Growth Portfolio. Over the next calendar quarter, the bond market does very well while the stock market performs poorly. At the end of the calendar quarter, the Corporate Bond Portfolio now represents 60% of your holdings because it has increased in value and the Growth Portfolio represents 40% of your holdings. If you had chosen quarterly rebalancing, on the last day of that quarter, we would sell some of your units in the Corporate Bond Portfolio to bring its holdings back to 50% and use the money to buy more units in the Growth Portfolio to increase those holdings to 50%.

Voting Rights

Anchor National is the legal owner of the Trusts’ shares. However, when a Variable Portfolio solicits proxies in conjunction with a vote of shareholders, we must obtain your instructions on how to vote those shares. We vote all of the shares we own in proportion to your instructions. This includes any shares we own on our own behalf. Should we determine that we are no longer required to comply with these rules, we will vote the shares in our own right.

Substitution

We may amend your contract due to changes to the Variable Portfolios offered under your contract. For example, we may offer new Variable Portfolios, delete Variable Portfolios, or stop accepting allocations and/or investments in a particular Variable Portfolio. We may move assets and re-direct future premium allocations from one Variable Portfolio to another if we receive investor approval through a proxy vote or SEC approval for a fund substitution. This would occur if a Variable Portfolio is no longer an appropriate investment for the contract, for reasons such as continuing substandard performance, or for changes to the portfolio manager, investment objectives, risks and strategies, or federal or state laws. The new Variable Portfolio offered may have different fees and expenses. You will be notified of any upcoming proxies or substitutions that affect your Variable Portfolio choices.

ACCESS TO YOUR MONEY

You can access money in your contract in two ways:

•	by making a partial or total withdrawal, and/or;

•	by receiving income payments during the Income Phase. See INCOME OPTIONS on page 16.

Under most circumstances, the partial withdrawals minimum is $1,000. We require that the value left in any investment option be at least $500, after the withdrawal. You must send a written withdrawal request. Unless you provide us with different instructions, partial withdrawals will be made pro rata from each Variable Portfolio and the fixed account option in which your contract is invested.

Under certain Qualified plans, access to the money in your contract may be restricted. Additionally, withdrawals made prior to age 59 1/2 may result in a 10% IRS penalty tax. See TAXES on page 19.

We may be required to suspend or postpone the payment of a withdrawal for any period of time when: (1) the NYSE is closed (other than a customary weekend and holiday closings); (2) trading with the NYSE is restricted; (3) an emergency exists such that disposal of or determination of the value of shares of the Variable Portfolios is not reasonably practicable; (4) the SEC, by order, so permits for the protection of contract owners.

Additionally, we reserve the right to defer payments for a withdrawal from a fixed account option. Such deferrals are limited to no longer than six months.

Systematic Withdrawal Program

During the Accumulation Phase, you may elect to receive periodic income payments under the systematic withdrawal program. Under the program, you may choose to take monthly, quarterly, semi-annual or annual payments from your contract. Electronic transfer of these funds to your bank account is also available. The minimum amount of each withdrawal is $100. There must be at least $500 remaining in your contract at all times. Withdrawals may be taxable and a 10% IRS penalty tax may apply if you are under age 59 1/2. There is no additional charge for participating in this program.

The program is not available to everyone. Please check with our Annuity Service Center, which can provide the necessary enrollment forms. We reserve the right to modify, suspend or terminate this program at any time.

Minimum Contract Value

Where permitted by state law, we may terminate your contract if both of the following occur: (1) your contract is less than $500 as a result of withdrawals; and (2) you have not made any Purchase Payments during the past three years.

We will provide you with sixty days written notice. At the end of the notice period, we will distribute the contract’s remaining value to you.

DEATH BENEFIT

If you die during the Accumulation Phase of your contract, we pay a death benefit to your Beneficiary. The death benefit options are discussed in detail below. At the time you purchase your contract, you may select one of the two enhanced death benefit options. Once selected, you cannot change your death benefit option. You should discuss the available options with your financial representative to determine which option is best for you.

We do not pay the death benefit if you die after you switch to the Income Phase. However, if you die during the Income Phase, your Beneficiary receives any remaining guaranteed income payments in accordance with the income option you selected. See INCOME OPTIONS on page 17.

You name your Beneficiary. You may change the Beneficiary at any time, unless you previously made an irrevocable Beneficiary designation. If your contract is jointly owned, the surviving joint owner is the sole beneficiary.

We calculate and pay the death benefit when we receive all required paperwork and satisfactory proof of death. We consider the following satisfactory proof of death:

1.	a certified copy of the death certificate; or

2.	a certified copy of a decree of a court of competent jurisdiction as to the finding of death; or

3.	a written statement by a medical doctor who attended the deceased at the time of death; or

4.	any other proof satisfactory to us.

We may require additional proof before we pay the death benefit.

The death benefit must be paid within 5 years of the date of death unless the Beneficiary elects to have it payable in the form of an income option. If the Beneficiary elects an income option, it must be paid over the Beneficiary’s lifetime or for a period not extending beyond the Beneficiary’s life expectancy. Payments must begin within one year of your death.

If the Beneficiary is the spouse of a deceased owner, he or she can elect to continue the Contract. See Spousal Continuation on page 16.

If a Beneficiary does not elect a specific form of pay out within 60 days of our receipt of all required paperwork and satisfactory proof of death, we pay a lump sum death benefit to the Beneficiary.

The term Net Purchase Payment is used frequently in explaining the death benefit options and EstatePlus benefit below. Net Purchase Payments is an on-going calculation. It does not represent a contract value.

We define Net Purchase Payments as Purchase Payments less an Adjustment for each withdrawal. If you have not taken any withdrawals from your contract, Net Purchase Payments equals total purchase payments into your contract. To calculate the Adjustment amount for the first withdrawal made under the contract, we determine the percentage by which the withdrawal reduced the contract value. For example, a $10,000 withdrawal from a $100,000 contract is a 10% reduction in value. This percentage is calculated by dividing the amount of each withdrawal (including fees and charges applicable to the withdrawal) by the contract value immediately before taking the withdrawal. The resulting percentage is then multiplied by the amount of the total Purchase Payments and subtracted from the amount of the total Purchase Payments on deposit at the time of the withdrawal. The resulting amount is the initial Net Purchase Payment.

To arrive at the Net Purchase Payment calculation for subsequent withdrawals, we determine the percentage by which the contract value is reduced by taking the amount of the withdrawal in relation to the contract value immediately before taking the withdrawal. We then multiply the Net Purchase Payment calculation as determined prior to the withdrawal, by this percentage. We subtract that result from the Net Purchase Payment calculation as determined prior to the withdrawal to arrive at all subsequent Net Purchase Payment calculations.

The term “Gross Withdrawals” as used in describing the death benefit option below is defined as withdrawals and the fees and charges applicable to those withdrawals.

Standard Death Benefit

The standard death benefit on your contract is the greater of:

1.	Net Purchase Payments; or

2.	the contract value on the date we receive all required paperwork and satisfactory proof of death.

Optional Enhanced Death Benefits

For an additional fee, you may elect one of the enhanced death benefits below which can provide greater protection for your beneficiaries. You must choose either Option 1 or Option 2 at the time you purchase your contract and you cannot change your election at any time after issuance. The enhanced death benefit options are not available if you are age 81 or older at the time of contract issue. The fee for the enhanced death benefits is [0.20%] of the average daily ending value of the assets you have allocated to the Variable Portfolios.

Option 1 — Purchase Payment Accumulation Option

The death benefit is the greatest of:

1.	the contract value at the time we receive all required paperwork and satisfactory proof of death; or

2.
Net Purchase Payments compounded at a 4% annual growth rate until the date of death (3% growth rate if age 70 or older at the time of contract issue or for any contracts issued in the State of Washington, regardless of the issue age) plus any Purchase Payments recorded after the date of death; and reduced for any Gross Withdrawals in the same proportion that the Gross Withdrawal reduced contract value on the date of the Gross Withdrawal; or

3.
the contract value on the seventh contract anniversary, plus any Purchase Payments since the seventh contract anniversary; and reduced for any Gross Withdrawals since the seventh contract anniversary in the same proportion that each Gross Withdrawal reduced the contract value on the date of the Gross Withdrawal, all compounded at a 4% annual growth rate until the date of death (3% growth rate if age 70 or older at the time of contract issue or for any contracts issued in the State of Washington, regardless of the issue age) plus any purchase payments recorded after the date of death; and reduced for each Gross Withdrawal recorded after the date of death in the same proportion that each Gross Withdrawal reduced the contract value on the date of the Gross Withdrawal.

Option 2 — Maximum Anniversary Option

The death benefit is the greatest of:

1.	the contract value at the time we receive all required paperwork and satisfactory proof of death; or

2.	Net Purchase Payments; or

3.
the maximum anniversary value on any contract anniversary prior to your 81st birthday. The anniversary value equals the contract value on a contract anniversary plus any Purchase Payments since that contract anniversary; and reduced for any Gross Withdrawals since the contract anniversary in the same proportion that each Gross Withdrawal reduced the contract value on the date of the Gross Withdrawal.

If you are age 90 or older at the time of death and selected the Maximum Anniversary Option, the death benefit will be equal to contract value at the time we receive all required paperwork and satisfactory proof of death. Accordingly, you do not get the advantage of this Option if:

•	you are age 81 or older at the time of contract issue; or

•	you are age 90 or older at the time of your death.

EstatePlus

EstatePlus is an optional benefit that, if selected, may increase your death benefit amount. In order to elect EstatePlus, you must elect one of the optional enhanced death benefits described above.

The EstatePlus benefit, if elected, may increase the death benefit amount. If you have earnings in your contract at the time of death, we will add a percentage of those earnings (the “EstatePlus Percentage”), subject to a maximum dollar amount (the “Maximum EstatePlus Percentage”), to the death benefit payable. The EstatePlus benefit, if any, is added to the death benefit payable under the selected Purchase Payment Accumulation or Maximum Anniversary options. The contract year of your death will determine the EstatePlus Percentage and the Maximum EstatePlus Percentage.

The table below provides the details if you are age 69 or younger at the time we issue your contract:

Contract Year of Death	EstatePlus Percentage	Maximum EstatePlus Percentage

Years [0-4]	[25%] of earnings	[40%] of Net Purchase Payments

Years [5-9]	[40%] of earnings	[65%] of Net Purchase Payments*

Years [10+]	[50%] of earnings	[75%] of Net Purchase Payments*

If you are between your 70th and 81st birthdays at the time we issue your contract the table below shows the available EstatePlus benefit:

Contract Year of Death	EstatePlus Percentage	Maximum EstatePlus Percentage

[All Contract Years]	[25%] of earnings	[40%] of Net Purchase Payments*

*
Purchase Payments received after the 5th contract anniversary must remain in the contract for at least 6 full months to be included as part of Net Purchase Payments for the purpose of the Maximum EstatePlus calculation.

What is the Contract Year of Death?

Contract Year of Death is the number of full 12 month periods beginning with the date your contract is issued and ending on the date of death.

What is the EstatePlus Percentage Amount?

We determine the amount of the EstatePlus benefit, based on a percentage of the earnings in your contract at the time of your death. For the purpose of this calculation, earnings equals contract value minus Net Purchase Payments as of the date of death. If the earnings amount is negative, no EstatePlus amount will be added.

What is the Maximum EstatePlus Amount?

The EstatePlus benefit is subject to a maximum dollar amount. The maximum EstatePlus amount is equal to a percentage of your Net Purchase Payments.

You must elect EstatePlus at the time of contract application. Once elected, you may not terminate or change this election.

We assess a [0.25%] fee for EstatePlus. On a daily basis we deduct this annual charge from the average daily ending value of the assets you have allocated to the Variable Portfolios.

EstatePlus is not available if you are age 81 or older at the time we issue your contract. Furthermore, a Continuing Spouse cannot benefit from EstatePlus if he/she is age 81 or older on the Continuation Date. See SPOUSAL CONTINUATION below. The EstatePlus benefit is not payable after the latest Annuity Date. You may pay for the EstatePlus benefit and your beneficiary may never receive the benefit if you live past the latest Annuity Date. See INCOME OPTIONS on page 17.

EstatePlus may not be available in your state or through the broker-dealer with which your financial advisor is affiliated. See your financial advisor for information regarding availability.

We reserve the right to modify, suspend or terminate the EstatePlus benefit (in its entirety or any component at any time) at any time for prospectively issued contracts.

Spousal Continuation

If you are the original owner of the contract and the Beneficiary is your spouse, your spouse may elect to continue the contract after your death. The spouse becomes the new owner (“Continuing Spouse”). Generally, the contract and its elected features, if any, remain the same. The Continuing Spouse is subject to the same fees, charges and expenses applicable to the original owner of the contract. A spousal continuation can only take place upon the death of the original owner of the contract.

To the extent that the Continuing Spouse invests in the Variable Portfolios, they will be subject to investment risk as was the original owner.

Upon a spouse’s continuation of the contract, we will contribute to the contract value an amount by which the death benefit that would have been paid to the beneficiary upon the death of the original owner exceeds the contract value (“Continuation Contribution”), if any. We calculate the Continuation Contribution as of the date of the original owner’s death. We will add the Continuation Contribution as of the date we receive both the Continuing Spouse’s written request to continue the contract and proof of death of the original owner in a form satisfactory to us (“Continuation Date”). The Continuation Contribution is not considered a Purchase Payment for the purposes of any other calculations except as explained in Appendix A.

Generally, the Continuing Spouse cannot change any contract provisions as the new owner. However, on the Continuation Date, the Continuing Spouse may terminate the original owner’s election of EstatePlus. We will terminate EstatePlus if the Continuing Spouse is age 81 or older on the Continuation Date. If EstatePlus is terminated or if the Continuing Spouse dies after the latest Annuity Date, no EstatePlus benefit will be payable. The age of the Continuing Spouse on the Continuation Date and on the date of the Continuing Spouse’s death will be used in determining any future death benefits under the Contract. See Appendix A for a discussion of the death benefit calculations after a Spousal Continuation.

We reserve the right to modify, suspend or terminate the Spousal Continuation provision (in its entirety or any component) at any time for prospectively issued contracts.

EXPENSES

There are charges and expenses associated with your contract. These charges and expenses reduce your investment return. We will not increase the contract maintenance fee and withdrawal charges under your contract. However, the investment charges under your contract may increase or decrease. Some states may require that we charge less than the amounts described below.

Insurance Charges

The Company deducts a mortality and expense risk charge in the amount of 1.52% annually of the value of your contract invested in the Variable Portfolios. We deduct the charge daily. This charge compensates the Company for the mortality and expense risk and the costs of contract distribution assumed by the Company.

Generally, the mortality risks assumed by the Company arise from its contractual obligations to make income payments after the Annuity Date and to provide a death benefit. The expense risk assumed by the Company is that the costs of administering the contracts and the Separate Account will exceed the amount received from the administrative fees and charges assessed under the contract.

If these charges do not cover all of our expenses, we will pay the difference. Likewise, if these charges exceed our expenses, we will keep the difference. The Insurance Charge is expected to result in a profit. Profit may be used for any legitimate cost/expense including distribution, depending upon market conditions.

Other Revenue

We may receive compensation that ranges between 15 and 25 basis points from the investment advisers of the Underlying Funds for services related to the Underlying Funds. Such compensation will be consistent with the services rendered or the costs savings resulting from the arrangement.

Investment Charges

Investment Management Fee

Charges are deducted from your Variable Portfolios for the advisory and other expenses of the Variable Portfolios. The Fee Tables located at page 4 illustrate these charges and expenses. For more detailed information on these investment charges, refer to the prospectuses for the Trusts which are attached.

Service Fees

Portfolio shares are subject to fees imposed under a servicing plan adopted by the Board of Trustees of the Trusts pursuant to Rule 12b-1 under the Investment Company Act of 1940. This service fee of 0.15% for the Anchor Series and SunAmerica Series Trusts and 0.25% for the Van Kampen Life Investment Trust, is also known as a 12b-1 fee. Generally, this fee may be paid to financial intermediaries for services provided over the life of the contract. See FEE TABLE on page 4.

Transfer Fee

We currently permit 15 free transfers between investment options each contract year. We charge you $25 for each additional transfer that contract year ($10 in Pennsylvania and Texas). See INVESTMENT OPTIONS on page 9.

Optional Enhanced Death Benefit Fee

Please see page 14 for more information on the enhanced death benefit fee.

Optional EstatePlus Fee

Please see page 14 for more information on the EstatePlus fee.

Premium Tax

Certain states charge the Company a tax on the premiums you pay into the contract. We deduct from your contract these premium tax charges. Currently we deduct the charge for premium taxes when you take a full withdrawal or begin the Income Phase of the contract. In the future, we may assess this deduction at the time you put Purchase Payment(s) into the contract or upon payment of a death benefit.

Appendix B provides more information about premium taxes.

Income Taxes

We do not currently deduct income taxes from your contract. We reserve the right to do so in the future.

Reduction or Elimination of Charges and Expenses, and Additional Amounts Credited

Sometimes sales of the contracts to groups of similarly situated individuals may lower our administrative and/or sales expenses. We reserve the right to reduce or waive certain charges and expenses when this type of sale occurs. In addition, we may also credit additional interest to policies sold to such groups. We determine which groups are eligible for such treatment. Some of the criteria we evaluate to make a determination are: size of the group; amount of expected Purchase Payments; relationship existing between us and prospective purchaser; nature of the purchase; length of time a group of contracts is expected to remain active; purpose of the purchase and whether that purpose increases the likelihood that our expenses will be reduced; and/or any other factors that we believe indicate that administrative and/or sales expenses may be reduced.

Anchor National may make such a determination regarding sales to its employees, it affiliates’ employees and employees of currently contracted broker-dealers, its registered representatives and immediate family members of all of those described.

We reserve the right to change or modify any such determination or the treatment applied to a particular group, at any time.

INCOME OPTIONS

Annuity Date

During the Income Phase, we use the money accumulated in your contract to make regular income payments to you. You may switch to the Income Phase any time after your second contract anniversary. You select the month and year you want income payments to begin. The first day of that month is the Annuity Date. You may change your Annuity Date, so long as you do so at least seven days before the income payments are scheduled to begin. Once you begin receiving income payments, you cannot change your income option. Except as discussed under Option 5 below, after your income payments begin you cannot otherwise access your money through a withdrawal or surrender.

Income payments must begin on or before your 95th birthday or on your tenth contract anniversary, whichever occurs later. If you do not choose an Annuity Date, your income payments will automatically begin on this date. Certain states may require your income payments to start earlier.

If the Annuity Date is past your 85th birthday, your contract could lose its status as an annuity under Federal tax laws. This may cause you to incur adverse tax consequences.

In addition, most Qualified contracts require you to take minimum distributions after you reach age 70 1/2. See TAXES on page 19.

Income Options

Currently, this Contract offers five standard income options. Other payout options maybe available. Contact the Annuity Service Center for more information. If you elect to receive income payments but do not select an option, your income payments will be made in accordance with Option 4 for a period of 10 years. For income payments based on joint lives, we pay according to Option 3.

We base our calculation of income payments on the life of the Annuitant and the annuity rates set forth in your contract. As the contract owner, you may change the Annuitant at any time prior to the Annuity Date. You must notify us if the Annuitant dies before the Annuity Date and designate a new Annuitant.

Option 1 - Life Income Annuity

This option provides income payments for the life of the Annuitant. Income payments stop when the Annuitant dies.

Option 2 - Joint and Survivor Life Annuity

This option provides income payments for the life of the Annuitant and for the life of another designated person. Upon the death of either person, we will continue to make income payments during the lifetime of the survivor. Income payments stop when the survivor dies.

Option 3 - Joint and Survivor Life Annuity with 10 or 20 Years Guaranteed

This option is similar to Option 2 above, with an additional guarantee of payments for at least 10 or 20 years. If the Annuitant and the survivor die before all of the guaranteed income payments have been made, the remaining payments are made to the Beneficiary under your contract.

Option 4 - Life Annuity with 10 or 20 Years Guaranteed

This option is similar to Option 1 above. In addition, this option provides a guarantee that income payments will be made for at least 10 or 20 years. You select the number of years. If the Annuitant dies before all guaranteed income payments are made, the remaining income payments go to the Beneficiary under your contract.

Option 5 - Income for a Specified Period

This option provides income payments for a guaranteed period ranging from 5 to 30 years. If the Annuitant dies before all of the guaranteed income payments are made, the remaining income payments are made to the Beneficiary under your contract. Additionally, if variable income payments are elected under this option, you (or the Beneficiary under the contract if the Annuitant dies prior to all guaranteed payments being made) may redeem the contract value after the Annuity Date. The amount available upon such redemption would be the discounted present value of any remaining guaranteed payments.

The value of an Annuity Unit, regardless of the option chosen, takes into account the mortality and expense risk charge. Since Option 5 does not contain an element of mortality risk, no benefit is derived from this charge.

Please read the Statement of Additional Information (“SAI”) for a more detailed discussion of the income options.

Fixed or Variable Income Payments

You can choose income payments that are fixed, variable or both. If at the date when income payments begin you are invested in the Variable Portfolios only, your income payments will be variable. If your money is only in fixed accounts at that time, your income payments will be fixed in amount. Further, if you are invested in both fixed and variable investment options when income payments begin, your payments will be fixed and variable. If income payments are fixed, Anchor National guarantees the amount of each payment. If the income payments are variable the amount is not guaranteed.

Income Payments

We make income payments on a monthly, quarterly, semiannual or annual basis. You instruct us to send you a check or to have the payments directly deposited into your bank account. If state law allows, we distribute annuities with a contract value of $5,000 or less in a lump sum. Also, if the selected income option results in income payments of less than $50 per payment, we may decrease the frequency of payments, state law allowing.

If you are invested in the Variable Portfolios after the Annuity date, your income payments vary depending on four things:

•	for life options, your age when payments begin, and;

•	the value of your contract in the Variable Portfolios on the Annuity Date, and;

•	the 3.5% assumed investment rate used in the annuity table for the contract, and;

•	the performance of the Variable Portfolios in which you are invested during the time you receive income payments.

If you are invested in both the fixed account options and the Variable Portfolios after the Annuity Date, the allocation of funds between the fixed and variable options also impacts the amount of your annuity payments.

Transfers During the Income Phase

During the Income Phase, one transfer per month is permitted between the Variable Portfolios. No other transfers are allowed during the Income Phase.

Deferment of Payments

We may defer making fixed payments for up to six months, or less if required by law. Interest is credited to you during the deferral period.

TAXES

NOTE:     WE PREPARED THE FOLLOWING INFORMATION ON TAXES AS A GENERAL DISCUSSION OF THE SUBJECT. THIS INFORMATION ADDRESSES GENERAL FEDERAL TAXATION MATTERS, AND GENERALLY DOES NOT ADDRESS STATE TAXATION ISSUES OR QUESTIONS. IT IS NOT TAX ADVICE. WE CAUTION YOU TO SEEK COMPETENT TAX ADVICE ABOUT YOUR OWN CIRCUMSTANCES. WE DO NOT GUARANTEE THE TAX STATUS OF YOUR ANNUITY. TAX LAWS CONSTANTLY CHANGE, THEREFORE, WE CANNOT GUARANTEE THAT THE INFORMATION CONTAINED HEREIN IS COMPLETE AND/OR ACCURATE.

Annuity Contracts in General

The Internal Revenue Code (“IRC”) provides for special rules regarding the tax treatment of annuity contracts. Generally, taxes on the earnings in your annuity contract are deferred until you take the money out. Qualified retirement investments that satisfy specific tax and ERISA requirements automatically provide tax deferral regardless of whether the underlying contract is an annuity, a trust, or a custodial account. Different rules apply depending on how you take the money out and whether your contract is Qualified or Non-Qualified.

If you do not purchase your contract under a pension plan, a specially sponsored employer program or an individual retirement account, your contract is referred to as a Non-Qualified contract. A Non-Qualified contract receives different tax treatment than a Qualified contract. In general, your cost basis in a Non-Qualified contract is equal to the Purchase Payments you put into the contract. You have already been taxed on the cost basis in your contract.

If you purchase your contract under a pension plan, a specially sponsored employer program or as an individual retirement account, your contract is referred to as a Qualified contract. Examples of qualified plans are: Individual Retirement Accounts (“IRAs”), Roth IRAs, Tax-Sheltered Annuities (referred to as 403(b) contracts), plans of self-employed individuals (often referred to as H.R. 10 Plans or Keogh Plans) and pension and profit sharing plans, including 401(k) plans. Typically you have not paid any tax on the Purchase Payments used to buy your contract and therefore, you have no cost basis in your contract. However, you normally will have cost basis in a Roth IRA, and you may have cost basis in a traditional IRA or in another Qualified Contract.

Tax Treatment of Distributions - Non-Qualified Contracts

If you make a partial or total withdrawal from a Non-Qualified contract, the IRC treats such a withdrawal as first coming from the earnings and then as coming from your Purchase Payments. Purchase payments made prior to August 14, 1982, however, are an important exception to this general rule, and for tax purposes are treated as being distributed before the earnings on those contributions. If you annuitize your contract, a portion of each income payment will be considered, for tax purposes, to be a return of a portion of your Purchase Payment(s). Any portion of each income payment that is considered a return of your Purchase Payment will not be taxed. Withdrawn earnings are treated as income to you and are taxable. The IRC provides for a 10% penalty tax on any earnings that are withdrawn other than in conjunction with the following circumstances: (1) after reaching age 59 1/2; (2) when paid to your Beneficiary after you die; (3) after you become disabled (as defined in the IRC); (4) when paid in a series of substantially equal installments made for your life or for the joint lives of you and you Beneficiary; (5) under an immediate annuity; or (6) which are attributable to Purchase Payments made prior to August 14, 1982.

Tax Treatment of Distributions - Qualified Contracts

Generally, you have not paid any taxes on the Purchase Payments used to buy a Qualified contract. As a result, with certain limited exceptions, any amount of money you take out as a withdrawal or as income payments is taxable income. The IRC further provides for a 10% penalty tax on any taxable withdrawal or income payment paid to you other than in conjunction with the following circumstances: (1) after reaching age 59 1/2; (2) when paid to your Beneficiary after you die; (3) after you become disabled (as defined in the IRC); (4) in a series of substantially equal installments, made for your life or for the joint lives of you and your Beneficiary, that begins after separation from service with the employer sponsoring the plan; (5) to the extent such withdrawals do not exceed limitations set by the IRC for deductible amounts paid during the taxable year for medical care; (6) to fund higher education expenses (as defined in IRC; only from an IRA); (7) to fund certain first-time home purchase expenses (only from an IRA); and, except in the case of an IRA; (8) when you separate from service after attaining age 55; and (9) when paid to an alternate payee pursuant to a qualified domestic relations order.

The IRC limits the withdrawal of an employee’s voluntary Purchase Payments to a Tax-Sheltered Annuity (TSA). Withdrawals can only be made when an owner: (1) reaches age 59 1/2; (2) severs employment with the employer; (3) dies; (4) becomes disabled (as defined in the IRC); or (5) experiences a hardship (as defined in the IRC). In the case of hardship, the owner can only withdraw Purchase Payments. Additional plan limitations may also apply. Amounts held in a TSA annuity contract as of December 31, 1988 are not subject to these restrictions. Qualifying transfers of amounts from one TSA contract to another TSA contract under section 403(b) or to a custodial account under section 403(b)(7), and qualifying transfers to a state defined benefit plan to purchase service credits, are not considered distributions, and thus are not subject to these withdrawal limitations. If amounts are transferred from a custodial account described in Code section 403(b)(7) to this contract the transferred amount will retain the custodial account withdrawal restrictions.

Withdrawals from other Qualified Contracts are often limited by the IRC and by the employer’s plan.

Minimum Distributions

Generally, the IRS requires that you begin taking annual distributions from qualified annuity contracts by April 1 of the calendar year following the later of (1) the calendar year in which you attain age 70 1/2 or (2) the calendar year in which you retire. If you own more than one TSA, you may be permitted to take your annual distributions in any combination from your TSAs. A similar rule applies if you own more than one IRA. However, you cannot satisfy this distribution requirement for your TSA contract by taking a distribution from an IRA, and you cannot satisfy the requirement for your IRA by taking a distribution from a TSA.

You may be subject to a surrender charge on withdrawals taken to meet minimum distribution requirements, if the withdrawals exceed the contract’s maximum penalty free amount.

Failure to satisfy the minimum distribution requirements may result in a tax penalty. You should consult your tax advisor for more information.

You may elect to have the required minimum distribution amount on your contract calculated and withdrawn each year under the automatic withdrawal option. You may select either monthly, quarterly, semiannual or annual withdrawals for this purpose. This service is provided as a courtesy and we do not guarantee the accuracy of our calculations. Accordingly, we recommend you consult your tax advisor concerning your required minimum distribution. You may terminate your election for automated minimum distribution at any time by sending a written request to our Annuity Service Center. We reserve the right to change or discontinue this service at any time.

Tax Treatment of Death Benefits

Any death benefits paid under the contract are taxable to the Beneficiary. The rules governing the taxation of payments from an annuity contract, as discussed above, generally apply whether the death benefits are paid as lump sum or annuity payments. Estate taxes may also apply.

Certain enhanced death benefits may be purchased under your contract. Although these types of benefits are used as investment protection and should not give rise to any adverse tax effects, the IRS could take the position that some or all of the charges for these death benefits should be treated as a partial withdrawal from the contract. In such case, the amount of the partial withdrawal may be includible in taxable income and subject to the 10% penalty if the owner is under 59 1/2.

If you own a Qualified contract and purchase these enhanced death benefits, the IRS may consider these benefits “incidental death benefits.” The IRC imposes limits on the amount of the incidental death benefits allowable for Qualified contracts. If the death benefit(s) selected by you are considered to exceed these limits, the benefit(s) could result in taxable income to the owner of the Qualified contract. Furthermore, the IRC provides that the assets of an IRA (including a Roth IRA) may not be invested in life insurance, but may provide, in the case of death during the Accumulation Phase, for a death benefit payment equal to the greater of Purchase Payments or Contract Value. This Contract offers death benefits, which may exceed the greater of Purchase Payments or Contract Value. If the IRS determines that these benefits are providing life insurance, the contract may not qualify as an IRA (including Roth IRAs). You should consult your tax adviser regarding these features and benefits prior to purchasing a contract.

Contracts Owned by a Trust or Corporation

A Trust or Corporation (“Non-Natural Owner”) that is considering purchasing this contract should consult a tax advisor. Generally, the IRC does not treat a Non-Qualified contract owned by a non-natural owner as an annuity contract for Federal income tax purposes. The non-natural owner pays tax currently on the contract’s value in excess of the owner’s cost basis. However, this treatment is not applied to a Contract held by a trust or other entity as an agent for a natural person nor to Contracts held by Qualified Plans. See the SAI for a more detailed discussion of the potential adverse tax consequences associated with non-natural ownership of a non-qualified annuity contract.

Gifts, Pledges and/or Assignments of a Non-Qualified Contract

If you transfer ownership of your Non-Qualified contract to a person other than your spouse (or former spouse incident to divorce) as a gift you will pay federal income tax on the contract’s cash value to the extent it exceeds your cost basis. The recipient’s cost basis will be increased by the amount on which you will pay federal taxes. Also, the IRC treats any assignment or pledge (or agreement to assign or pledge) of any portion of a Non-Qualified contract as a withdrawal. See the SAI for a more detailed discussion regarding potential tax consequences of gifting, assigning or pledging a non-qualified contract.

Diversification

The IRC imposes certain diversification requirements on the underlying investments for a variable annuity. We believe that the underlying Variable Portfolios’ management monitors the Variable Portfolios so as to comply with these requirements. To be treated as a variable annuity for tax purposes, the underlying investments must meet these requirements.

The diversification regulations do not provide guidance as to the circumstances under which you, and not Anchor National, would be considered the owner of the shares of the Variable Portfolios under your Nonqualified Contract, because of the degree of control you exercise over the underlying investments. This diversification requirement is sometimes referred to as “investor control.” It is unknown to what extent owners are permitted to select investments, to make transfers among Variable Portfolios or the number and type of Variable Portfolios owners may select from. If any guidance is provided which is considered a new position, then the guidance would generally be applied prospectively. However, if such guidance is considered not to be a new position, it may be applied retroactively. This would mean you, as the owner of the Nonqualified Contract, could be treated as the owner of the underlying Variable Portfolios. Due to the uncertainty in this area, we reserve the right to modify the contract in an attempt to maintain favorable tax treatment.

These investor control limitations generally do not apply to Qualified Contracts, which are referred to as “Pension Plan Contracts” for purposes of this rule, although the limitations could be applied to Qualified Contracts in the future.

PERFORMANCE

We advertise the Cash Management Portfolio’s yield and effective yield. In addition, the other Variable Portfolios advertise total return, gross yield and yield-to-maturity. These figures represent past performance of the Variable Portfolios. These performance numbers do not indicate future results.

When we advertise performance for periods prior to the date the contracts were first issued, we derive the figures from the performance of the corresponding portfolios for the Trusts, if available. We modify these numbers to reflect charges and expenses as if the contract was in existence during the period stated in the advertisement. Figures calculated in this manner do not represent actual historic performance of the particular Variable Portfolio.

Consult the Statement of Additional Information for more detailed information regarding the calculation of performance data. The performance of each Variable Portfolio may also be measured against unmanaged market indices. The indices we use include but are not limited to the Dow Jones Industrial Average, the Standard & Poor’s 500, the Russell 1000 Growth Index, the Morgan Stanley Capital International Europe, Australia and Far East Index (“EAFE”) and the Morgan Stanley Capital International World Index. We may compare the Variable Portfolios’ performance to that of other variable annuities with similar objectives and policies as reported by independent ranking agencies such as Morningstar, Inc., Lipper Analytical Services, Inc. or Variable Annuity Research & Data Service (“VARDS”).

Anchor National may also advertise the rating and other information assigned to it by independent industry ratings organizations. Some of those organizations are

A.M. Best Company (“A.M. Best”), Moody’s Investor’s Service (“Moody’s”), Standard & Poor’s Insurance Rating Services (“S&P”), and Fitch IBCA, Duff & Phelps. A.M. Best’s and Moody’s ratings reflect their current opinion of our financial strength and performance in comparison to others in the life and health insurance industry. S&P’s and Fitch IBCA, Duff & Phelps’ ratings measure the ability of an insurance company to meet its obligations under insurance policies it issues. These two ratings do not measure the insurer’s ability to meet non-policy obligations. Ratings in general do not relate to the performance of the Variable Portfolios.

OTHER INFORMATION

Anchor National

Anchor National is a stock life insurance company originally organized under the laws of the state of California in April 1965. On January 1, 1996, Anchor National redomesticated under the laws of the state of Arizona.

Anchor National and its affiliates, SunAmerica Life Insurance Company, First SunAmerica Life Insurance Company, SunAmerica Asset Management Corp. and the SunAmerica Financial Network, Inc. (comprising six wholly owned broker-dealers), specialize in retirement savings and investment products and services. Business focuses include fixed and variable annuities, mutual funds, premium finance and broker-dealer services.

The Separate Account

Anchor National established a separate account, Variable Separate Account (“separate account”), under Arizona law on January 1, 1996. The separate account is registered with the SEC as a unit investment trust under the Investment Company Act of 1940, as amended. Assets in the separate account are not guaranteed by Anchor National.

Anchor National owns the assets in the separate account. However, the assets in the separate account are not chargeable with liabilities arising out of any other business conducted by Anchor National. Income gains and losses (realized and unrealized) resulting from assets in the separate account are credited to or charged against the separate account without regard to other income gains or losses of Anchor National. Assets in the separate account are not guaranteed by Anchor National.

The General Account

Money allocated to the fixed account options goes into Anchor National’s general account. The general account consists of all of Anchor National’s assets other than assets attributable to a separate account. All of the assets in the general account are chargeable with the claims of any Anchor National contract holders as well as all of its creditors. The general account funds are invested as permitted under state insurance laws.

Distribution of the Contract

Registered representatives of broker-dealers sell the contract. We pay commissions to these representatives for the sale of the contracts. We do not expect the total commissions to exceed 7% of your Purchase Payments. We may also pay a bonus to representatives for contracts which stay active for a particular period of time, in addition to standard commissions. We do not deduct commissions paid to registered representatives directly from your Purchase Payments. No underwriting fees are paid in connection with the distribution of the contract.

From time to time, we may pay or allow additional promotional incentives in the form of cash or other compensation. We reserve the right to offer these additional incentives only to certain broker-dealers that sell or are expected to sell, certain minimum amounts of the contract, or other contracts offered by us. Promotional incentives may change at any time.

SunAmerica Capital Services, Inc., 733 Third Avenue, 4th Floor, New York, New York 10017 distributes the contracts. SunAmerica Capital Services, an affiliate of Anchor National, is registered as a broker-dealer under the Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc.

Administration

We are responsible for the administrative servicing of your contract. Please contact our Annuity Service Center at 1-800-445-SUN2, if you have any comment, question or service request.

We send out transaction confirmations and quarterly statements. During the Accumulation Phase, you will receive confirmation of transactions within your contract. Transactions made pursuant to contractual or systematic agreements, such as deduction of the dollar cost averaging may be confirmed quarterly. Purchase Payments received through the automatic payment plan or a salary reduction arrangement, may also be confirmed quarterly. For all other transactions, we send confirmations immediately. It is your responsibility to review these documents carefully and notify us of any inaccuracies immediately. We investigate all inquiries. To the extent that we believe we made an error, we retroactively adjust your contract, provided you notify us within 30 days of receiving the transaction confirmation or quarterly statement. Any other adjustments we deem warranted are made as of the time we receive notice of the error.

Legal Proceedings

There are no pending legal proceedings affecting the Separate Account. Anchor National and its subsidiaries engage in various kinds of routine litigation. In management’s opinion these matters are not of material importance to the Company’s total assets, with the potential exception of McMurdie, et al. v. SunAmerica Inc., et al, Case No. BC 194082, filed on July 10, 1998 in the Superior Court for the County of Los Angeles. This lawsuit is a representative action wherein the plaintiffs allege violations of California’s Business and Professions Code Sections 17200 et seq. The Company is vigorously defending the lawsuit. The probability of any particular outcome is not reasonably estimable at this time.

Ownership

The Polaris Advisor Variable Annuity is a Flexible Payment Group Deferred Annuity contract. We issue a group contract to a contract holder for the benefit of the participants in the group. As a participant in the group, you will receive a certificate which evidences your ownership. As used in this prospectus, the term contract refers to your certificate. In some states, a Flexible Payment Individual Modified Guaranteed and Variable Deferred Annuity contract is available instead. Such a contract is identical to the contract described in this prospectus, with the exception that we issue it directly to the owner.

Custodian

State Street Bank and Trust Company, 255 Franklin Street, Boston, Massachusetts 02110, serves as the custodian of the assets of the separate account. Anchor National pays State Street Bank for services provided, based on a schedule of fees.

Additional Information

Anchor National is subject to the informational requirements of the Securities and Exchange Act of 1934 (as amended). We file reports and other information with the SEC to meet those requirements. You can inspect and copy this information at SEC public facilities at the following locations:

Washington, District of Columbia
450 Fifth Street, N.W., Room 1024
Washington, D.C. 20549

Chicago, Illinois
500 West Madison Street
Chicago, IL 60661

New York, New York
233 Broadway
New York, NY 10279

To obtain copies by mail contact the Washington, D.C. location. After you pay the fees as prescribed by the rules and regulations of the SEC, the required documents are mailed.

Registration statements under the Securities Act of 1933, as amended, related to the contracts offered by this prospectus are on file with the SEC. This prospectus does not contain all of the information contained in the registrations statement and its exhibits. For further information regarding the separate account, Anchor National and its general account, the Variable Portfolios and the contract, please refer to the registration statement and its exhibits.

The SEC also maintains a website (http://www.sec.gov) that contains the SAI, materials incorporated by reference and other information filed electronically with the SEC by Anchor National.

TABLE OF CONTENTS OF
STATEMENT OF ADDITIONAL INFORMATION

Separate Account	3
General Account	3
Performance Data	4
Income Payments	8
Annuity Unit Values	8
Taxes	10
Distribution of Contracts	15
Financial Statements	15

APPENDIX A - DEATH BENEFITS FOLLOWING SPOUSAL CONTINUATION

Capitalized terms used in this Appendix have the same meaning as they have in prospectus.

The term “Continuation Net Purchase Payments” is used frequently to describe the death benefits payable to the beneficiary of the Continuing Spouse. We define Continuation Net Purchase Payments as Net Purchase Payments made on and/or after the Continuation Date. For the purpose of calculating Continuation Net Purchase Payments, the amount that equals the contract value on the Continuation Date, including the Continuation Contribution is considered a Purchase Payment. If the Continuing Spouse makes no additional Purchase Payments or withdrawals, Continuation Net Purchase Payments equals the contract value on the Continuation Date, including the Continuation Contribution.

The term “Gross Withdrawals” as used in describing the death benefit option below is defined as withdrawals and the fees and charges applicable to those withdrawals.

1.	Standard Death Benefit:

If a Continuation Contribution is added on the Continuation Date, the death benefit is the greater of:

a.	Continuation Net Purchase Payments; or

b.	contract value on the date we receive all required paperwork and satisfactory proof of death.

If a Continuation Contribution is not added on the Continuation Date, the death benefit is the greater of:

a.	Net Purchase Payments; or

b.	contract value on the date we receive all required paperwork and satisfactory proof of death.

2.	Purchase Payment Accumulation Option

If a Continuation Contribution is added on the Continuation Date, the death benefit is the greatest of:

a.	The contract value on the date we receive all required paperwork and satisfactory proof of the Continuing Spouse’s death; or

b.
Continuation Net Purchase Payments compounded to the date of death at a 4% annual growth rate, (3% growth rate if the Continuing Spouse was age 70 or older on the Continuation Date or for any contracts issued in the State of Washington, regardless of age) plus any Purchase Payments recorded after the date of death; and reduced by any Gross Withdrawals recorded after the date of death in the same proportion that the Gross Withdrawal reduced the contract value on the date of each withdrawal; or

c.
The contract value on the seventh contract anniversary following the original issue date of the contract, plus any Purchase Payments since the seventh contract anniversary and reduced for any Gross Withdrawals recorded after the seventh contract anniversary in the same proportion that the Gross Withdrawal reduced the contract value on the date of the Gross Withdrawal, all compounded at a 4% annual growth rate until the date of death (3% annual growth rate if the Continuing Spouse is age 70 or older on the Continuation Date or for any contracts issued in the State of Washington, regardless of age) plus any Purchase Payments; and reduced for any withdrawals recorded after the date of death in the same proportion that each withdrawal reduced the contract value on the date of the withdrawal

If a Continuation Contribution is not added on the Continuation Date, the death benefit is the greater of:

a.	The contract value on the date we receive all required paperwork and satisfactory proof of the Continuing Spouse’s death; or

b.
Net Purchase Payments made from the original contract issue date compounded to the date of death at a 4% annual growth rate, (3% growth rate if the Continuing Spouse was age 70 or older on the original contract issue date) plus any Purchase Payments recorded after the date of death; and reduced for any Gross Withdrawals recorded after the date of death in the same proportion that each Gross Withdrawal reduced the contract value on the date of the withdrawal; or

c.
The contract value on the seventh contract anniversary following the original issue date of the contract, plus any Purchase Payments since the seventh contract anniversary; and reduced for any Gross Withdrawals since the seventh contract anniversary in the same proportion that each Gross Withdrawal reduced the contract value on the date of the Gross Withdrawal, all compounded at a 4% annual growth rate until the date of death (3% annual growth rate if the Continuing Spouse is age 70 or older on the contract issue date) plus any Purchase Payments; and reduced for any Gross Withdrawals recorded after the date of death in the same proportion that each Gross Withdrawal reduced the contract value on the date of the Gross Withdrawal.

3.	Maximum Anniversary Value Option – if the continuing spouse is below age 90 at the time of death, and:

If a Continuation Contribution is added on the Continuation Date, the death benefit is the greatest of:

a.	The contract value on the date we receive all required paperwork and satisfactory proof of the Continuing Spouse’s death; or

b.	Continuation Net Purchase Payments; or

A-1

c.
The maximum anniversary value on any contract anniversary occurring after the Continuation Date and prior to the Continuing Spouse’s 81st birthday. The anniversary value equals the contract value on a contract anniversary plus any Purchase Payments made since that contract anniversary; and reduced for any Gross Withdrawals recorded since the contract anniversary in the same proportion that each Gross Withdrawal reduced the contract value on the date of the Gross Withdrawal. Contract anniversary is defined as any anniversary following the full 12 month period after the original contract issue date.

If a Continuation Contribution is not added on the Continuation Date, the death benefit is the greatest of:

a.	The contract value on the date we receive all required paperwork and satisfactory proof of the Continuing Spouse’s death; or

b.	Net Purchase Payments received since the original issue date; or

c.
The maximum anniversary value on any contract anniversary from the original contract issue date prior to the Continuing Spouse’s 81st birthday. The anniversary value equals the contract value on a contract anniversary plus any Purchase Payments since that contract anniversary; and reduced for any Gross Withdrawals since the contract anniversary in the same proportion that the Gross Withdrawal reduced each contract value on the date of the Gross Withdrawal. Contract anniversary is defined as the full 12 month period after the original contract issue date.

If the Continuing Spouse is age 90 or older at the time of death, under the Maximum Anniversary death benefit, their beneficiary will receive only the contract value at the time we receive all required paperwork and satisfactory proof of death.

B.    The EstatePlus Benefit Payable upon Continuing Spouse’s Death:

The EstatePlus benefit may increase the death benefit amount. The EstatePlus benefit is only available if the original owner elected EstatePlus and it has not been terminated. If the Continuing Spouse had earnings in the contract at the time of his/her death, we will add a percentage of those earnings (the “EstatePlus Percentage”), subject to a maximum dollar amount (the “Maximum EstatePlus Percentage”), to the death benefit payable, based on the number of years the Continuing Spouse has held the contract since the Continuation Date. The EstatePlus benefit, if any, is added to the death benefit payable under the Purchase Payment Accumulation or the Maximum Anniversary option.

The following table provides the details, if the Continuing Spouse is age 69 or younger on the Continuation Date:

Contract Year of Death	EstatePlus Percentage	Maximum EstatePlus Percentage

Years 0-4	25% of earnings	40% of Continuation Net Purchase Payments

Years 5-9	40% of earnings	65% of Continuation Net Purchase Payments*

Years 10+	50% of earnings	75% of Continuation Net Purchase Payments*

If the Continuing Spouse is between their 70th and 81st birthdays on the Continuation Date, the table below shows the available EstatePlus benefit:

Contract Year of Death	EstatePlus Percentage	Maximum EstatePlus Percentage

All Contract Years	25% of earnings	40% of Continuation Net Purchase Payments*
*
Purchase Payments received after the 5th year following the Continuation Date must remain in the contract for at least six months to be included as part of Continuation Net Purchase Payments for purpose of the Maximum EstatePlus calculation.

What is the Contract Year of Death?

Contract Year of Death is the number of full 12 month periods starting on the Continuation Date and ending on the Continuing Spouse’s date of death.

What is the EstatePlus amount?

We determine the EstatePlus amount based upon a percentage of earnings in the contract at the time of the Continuing Spouse’s death. For the purpose of this calculation, earnings are defined as (1) minus (2) where

(1)	equals the contract value on the Continuing Spouse’s date of death;

(2)	equals the Continuation Net Purchase Payment(s).

What is the Maximum EstatePlus amount?

The EstatePlus benefit is subject to a maximum dollar amount. The Maximum EstatePlus amount is a percentage of the Continuation Net Purchase Payments.

We reserve the right to modify, suspend or terminate the Spousal Continuation provision (in its entirety or any component) at any time for prospectively issued contracts.

A-2

APPENDIX B - PREMIUM TAXES

Premium taxes vary according to the state and are subject to change without notice. In many states, there is no tax at all. Listed below are the current premium tax rates in those states that assess a premium tax. For current information, you should consult your tax adviser.

STATE	QUALIFIED CONTRACT	NON-QUALIFIED CONTRACT

California	0.50%	2.35%

Maine	0%	2.0%

Nevada	0%	3.5%

South Dakota	0%	1.25%*

West Virginia	1.0%	1.0%

Wyoming	0%	1.0%

*	On the first $500,000 of contract value; 0.80% on the amount in excess of $500,000.

B-1

Please forward a copy (without charge) of the Polaris Advisor Variable Annuity Statement of
Additional Information to:

(Please print or type and fill in all information.)

Name

Address

City/State/Zip

Date:	Signed:

Return to: Anchor National Life Insurance Company, Annuity Service Center, P.O. Box 52499,
Los Angeles, California 90054-0299

STATEMENT OF ADDITIONAL INFORMATION

FIXED AND VARIABLE GROUP DEFERRED
ANNUITY CONTRACTS ISSUED BY
VARIABLE SEPARATE ACCOUNT
(PORTION RELATED TO THE POLARIS ADVISOR VARIABLE ANNUITY)

DEPOSITOR: ANCHOR NATIONAL LIFE INSURANCE COMPANY

This Statement of Additional Information is not a prospectus; it should be read with the prospectus dated November 1, 2002 relating to the annuity contracts described above, a copy of which may be obtained without charge by calling (800) 445-SUN2 or by written request addressed to:

Anchor National Life Insurance Company
Annuity Service Center
P.O. Box 54299
Los Angeles, California 90054-0299

THE DATE OF THIS STATEMENT OF ADDITIONAL INFORMATION IS NOVEMBER 1, 2002

2

SEPARATE ACCOUNT

Variable Separate Account was established by Anchor National Life Insurance Company (the “Company”) on January 1, 1996, pursuant to the provisions of Arizona law, as a segregated asset account of the Company when it assumed the separate account, originally established under California law on June 25, 1981. The Company has since redomesticated to Arizona, effective January 1, 1996. The separate account meets the definition of a “separate account” under the federal securities laws and is registered with the Securities and Exchange Commission (the “SEC”) as a unit investment trust under the Investment Company Act of 1940. This registration does not involve supervision of the management of the separate account or the Company by the SEC.

The assets of the separate account are the property of the Company. However, the assets of the separate account, equal to its reserves and other contract liabilities, are not chargeable with liabilities arising out of any other business the Company may conduct. Income, gains, and losses, whether or not realized, from assets allocated to the separate account are credited to or charged against the separate account without regard to other income, gains, or losses of the Company.

The separate account is divided into Variable Portfolios, with the assets of each Variable Portfolio invested in the shares of one of the underlying funds. The Company does not guarantee the investment performance of the separate account, its Variable Portfolios or the underlying funds. Values allocated to the separate account and the amount of variable Income Payments will vary with the values of shares of the underlying funds, and are also reduced by contract charges.

The basic objective of a variable annuity contract is to provide variable Income Payments which will be to some degree responsive to changes in the economic environment, including inflationary forces and changes in rates of return available from various types of investments. The Contract is designed to seek to accomplish this objective by providing that variable Income Payments will reflect the investment performance of the separate account with respect to amounts allocated to it both before and after the Annuity Date. Since the separate account is always fully invested in shares of the underlying funds, its investment performance reflects the investment performance of those entities. The values of such shares held by the separate account fluctuate and are subject to the risks of changing economic conditions as well as the risk inherent in the ability of the underlying funds’ managements to make necessary changes in their funds to anticipate changes in economic conditions. Therefore, the owner bears the entire investment risk that the basic objectives of the contract may not be realized, and that the adverse effects of inflation may not be lessened. There can be no assurance that the aggregate amount of variable Income Payments will equal or exceed the Purchase Payments made with respect to a particular account for the reasons described above, or because of the premature death of an Annuitant.

Another important feature of the contract related to its basic objective is the Company’s promise that the dollar amount of variable Income Payments made during the lifetime of the Annuitant will not be adversely affected by the actual mortality experience of the Company or by the actual expenses incurred by the Company in excess of expense deductions provided for in the Contract (although the Company does not guarantee the amounts of the variable Income Payments).

GENERAL ACCOUNT

The General Account is made up of all of the general assets of the Company other than those allocated to the separate account or any other segregated asset account of the Company. A Purchase Payment may be allocated to the one-year fixed investment option and/or the one year DCA fixed account available in connection with the general account, as elected by the owner at the time of purchasing a contract or upon making a subsequent payment. Assets supporting amounts allocated to the one-year fixed investment option and/or the one-year DCA account become part of the Company’s general account assets and are available to fund the claims of all classes of customers of the Company, as well as of its creditors. Accordingly, all of the Company’s assets held in the general account will be available to fund the Company’s obligations under the contracts as well as such other claims.

The Company will invest the assets of the general account in the manner chosen by the Company and allowed by applicable state laws regarding the nature and quality of investments that may be made by life insurance companies

3

and the percentage of their assets that may be committed to any particular type of investment. In general, these laws permit investments, within specified limits and subject to certain qualifications, in federal, state and municipal obligations, corporate bonds, preferred and common stocks, real estate mortgages, real estate and certain other investments.

PERFORMANCE DATA

From time to time the separate account may advertise the Cash Management Portfolio’s “yield” and “effective yield.” Both yield figures are based on historical earnings and are not intended to indicate future performance. The “yield” of the Cash Management Portfolio refers to the net income generated for a contract funded by an investment in the Cash Management Portfolio (which invests in shares of the Cash Management Portfolio of SunAmerica Series Trust) over a seven-day period (which period will be stated in the advertisement). This income is then “annualized.” That is, the amount of income generated by the investment during that week is assumed to be generated each week over a 52-week period and is shown as a percentage of the investment. The “effective yield” is calculated similarly but, when annualized, the income earned by an investment in the Cash Management Portfolio is assumed to be reinvested at the end of each seven day period. The “effective yield” will be slightly higher than the “yield” because of the compounding effect of this assumed reinvestment. Neither the yield nor the effective yield takes into consideration the effect of any capital changes that might have occurred during the seven day period, nor do they reflect the impact of premium taxes. The impact of other recurring charges on both yield figures is, however, reflected in them to the same extent it would affect the yield (or effective yield) for a contract of average size.

In addition, the separate account may advertise “total return” date for its other Variable Portfolios. A Variable Portfolio is a sub-account of the separate account which provides for the variable investment options available under the contract. Like the yield figures described above, total return figures are based on historical data and are not intended to indicate future performance. The “total return” is a computed rate of return that, when compounded annually over a stated period of time and applied to a hypothetical initial investment in a Variable Portfolio made at the beginning of the period, will produce the same contract value at the end of the period that the hypothetical investment would have produced over the same period (assuming a complete redemption of the contract at the end of the period.) Recurring contract charges are reflected in the total return figures in the same manner as they are reflected in the yield data for contracts funded through the Cash Management Portfolio.

In calculating hypothetical historical adjusted returns, for periods starting prior to the date the contracts were first offered to the public, the total return data for the Variable Portfolios of the separate account will be derived from the performance of the corresponding underlying funds of Anchor Series Trust, SunAmerica Series Trust and Van Kampen Life Investment Trust (Trusts), modified to reflect the charges and expenses as if the separate account Variable Portfolio had been in existence since the inception date of each respective Trusts’ underlying fund. Thus, such performance figures should not be construed to be actual historic performance of the relevant separate account Variable Portfolio. Rather, they are intended to indicate the historical performance of the corresponding underlying funds of the Trusts, adjusted to provide direct comparability to the performance of the Variable Portfolios after the date the contracts were first offered to the public (which will reflect the effect of fees and charges imposed under the contracts). We commonly refer to these performance calculations as hypothetical adjusted historical returns. The Trusts have served since their inception as underlying investment media for separate accounts of other insurance companies in connection with variable contracts not having the same fee and charge schedules as those imposed under the contracts.

Performance data for the various Variable Portfolios are computed in the manner described below.

Cash Management Portfolio

The annualized current yield and the effective yield for the Cash Management Portfolio for the 7 day period ending December 31, 2001 were -0.34% and -0.34%, respectively.

Current yield is computed by first determining the Base Period Return attributable to a hypothetical contract having a balance of one Accumulation Unit at the beginning of a 7 day period using the formula:

Base Period Return = (EV-SV) / (SV)

4

where:
SV = value of one Accumulation Unit at the start of a 7 day period

EV = value of one Accumulation Unit at the end of the 7 day period

The value of the Accumulation Unit at the end of the period (EV) is determined by (1) adding, to the value of the Accumulation Unit at the beginning of the period (SV), the investment income from the underlying fund attributed to the Accumulation Unit over the period, and (2) subtracting, from the result, the portion of the annual mortality and expense risk and distribution expense charges allocable to the 7 day period (obtained by multiplying the annually-based charges by the fraction 365/7).

The current yield is then obtained by annualizing the Base Period Return:

Current Yield = (Base Period Return) x (365/7)

The Cash Management Portfolio also quotes an “effective yield” that differs from the current yield given above in that it takes into account the effect of dividend reinvestment in the underlying fund. The effective yield, like the current yield, is derived from the Base Period Return over a 7 day period. However, the effective yield accounts for dividend reinvestment by compounding the current yield according to the formula:

Effective Yield = [(Base Period Return + 1) 365 / 7 - 1]

The yield quoted should not be considered a representation of the yield of the Cash Management Portfolio in the future since the yield is not fixed. Actual yields will depend on the type, quality and maturities of the investments held by the underlying fund and changes in interest rates on such investments.

Yield information may be useful in reviewing the performance of the Cash Management Portfolio and for providing a basis for comparison with other investment alternatives. However, the Cash Management Portfolio’s yield fluctuates, unlike bank deposits or other investments that typically pay a fixed yield for a stated period of time.

Other Variable Portfolios

The Variable Portfolios of the separate account other than the Cash Management Portfolio compute their performance data as “total return”. The total returns of the various Variable Portfolios for 1 year and since each Variable Portfolio’s inception date are shown below.

These rates of return do not reflect election of the optional enhanced death benefit or EstatePlus features. The rates of return would be lower if the feature were included in the calculations. The total return figures are based on historical data and are not intended to indicate future performance.

5

VARIABLE SEPARATE ACCOUNT
POLARIS ADVISOR
STANDARDIZED PERFORMANCE
Total Annual Return (In Percent)
For Period Ending December 31, 2001
[TO BE UPDATED BY AMENDMENT]

Variable Portfolio	Variable Portfolio Inception Date	1 Year	5 Year	Since Variable Portfolio Inception
Anchor Series Trust
Capital Appreciation	08/27/96	-14.05%	13.87%	14.01%
Government and Quality Bond	09/16/96	5.08%	5.17%	5.47%
Growth	09/12/96	-14.51%	11.05%	12.72%
Natural Resources	09/12/96	-2.71%	3.07%	3.97%

SunAmerica Series Trust
Aggressive Growth	08/29/96	-32.83%	5.34%	7.36%
Alliance Growth	09/12/96	-15.31%	11.17%	13.72%
Asset Allocation	09/16/96	-4.42%	4.18%	5.74%
Blue Chip Growth	01/24/01	-21.90%	N/A	-23.58%
Corporate Bond	09/23/96	5.79%	3.69%	4.25%
Davis Venture Value	08/27/96	-12.81%	9.62%	11.67%
Dogs of Wall Street	04/01/98	6.19%	N/A	-0.95%
Emerging Growth
Federated Value	09/16/96	-3.96%	8.65%	10.40%
Foreign Value
Global Bond	09/04/96	3.20%	4.96%	5.64%
Global Equities	08/27/96	-19.36%	2.92%	3.92%
Goldman Sachs Research	01/09/01	-26.43%	N/A	-23.25%
Growth-Income	09/06/96	-17.38%	10.04%	12.44%
Growth Opportunities	01/04/01	-34.33%	N/A	-32.41%
High-Yield Bond	09/23/96	-5.92%	-1.15%	-0.07%
International Diversified Equities	09/12/96	-25.13%	-2.12%	-0.88%
International Growth and Income	01/05/01	-23.47%	N/A	-23.24%
Marsico Growth
MFS Growth and Income	01/03/01	-17.38%	N/A	-16.93%
MFS Mid-Cap Growth	01/02/01	-23.88%	N/A	-19.50%
MFS Total Return
Putnam Growth	01/04/01	-25.44%	N/A	-24.13%
Real Estate
Small Company Value
Small & Mid Cap Value
SunAmerica Balanced	09/16/96	-14.66%	6.36%	7.56%
Technology	01/09/01	-48.50%	N/A	-42.43%
Telecom Utility	09/16/96	-15.15%	1.06%	2.38%
Worldwide High Income	08/27/96	-4.79%	-0.24%	1.52%

Lord, Abbett & Co.
Lord Abbett Series Fund Growth and Income
Lord Abbett Series Fund Mid-Cap Value

Van Kampen Life Investment Trust
Van Kampen LIT Comstock, Class II Shares	10/15/01	N/A	N/A	N/A
Van Kampen LIT Emerging Growth, Class II Shares	10/15/01	N/A	N/A	N/A
Van Kampen LIT Growth and Income, Class II Shares	10/15/01	N/A	N/A	N/A

Total return figures are based on historical data and are not intended to indicate future performance.

6

VARIABLE SEPARATE ACCOUNT
POLARIS ADVISOR
HYPOTHETICAL ADJUSTED HISTORICAL PERFORMANCE
Total Annual Return (In Percent)
For Period Ending December 31, 2001
[TO BE UPDATED BY AMENDMENT]

Variable Portfolio	Trust Inception Date	1 Year	5 Year	10 Year	Since Trust Inception
Anchor Series Trust
Capital Appreciation	03/23/87	-14.05%	13.87%	15.81%	13.60%
Government and Quality Bond	09/05/84	5.08%	5.17%	5.03%	7.25%
Growth	09/05/84	-14.51%	11.05%	10.26%	11.76%
Natural Resources	01/04/88	-2.71%	3.07%	7.29%	5.89%

SunAmerica Series Trust
Aggressive Growth	06/03/96	-32.83%	5.34%	N/A	5.57%
Alliance Growth	02/09/93	-15.31%	11.17%	N/A	14.07%
Asset Allocation	07/01/93	-4.42%	4.18%	N/A	7.42%
Blue Chip Growth	07/05/00	-21.90%	N/A	N/A	-23.12%
Corporate Bond	07/01/93	5.79%	3.69%	N/A	3.86%
Davis Venture Value	10/28/94	-12.81%	9.62%	N/A	14.21%
Dogs of Wall Street	04/01/98	6.19%	N/A	N/A	-0.95%
Emerging Growth
Federated Value	06/03/96	-3.96%	8.65%	N/A	9.09%
Foreign Value
Global Bond	07/01/93	3.20%	4.96%	N/A	5.27%
Global Equities	02/09/93	-19.36%	2.92%	N/A	6.33%
Goldman Sachs Research	07/05/00	-26.43%	N/A	N/A	-20.12%
Growth-Income	02/09/93	-17.38%	10.04%	N/A	11.57%
Growth Opportunites	07/05/00	-34.33%	N/A	N/A	-30.80%
High-Yield Bond	02/09/93	-5.92%	-1.15%	N/A	2.40%
International Diversified Equities	10/28/94	-25.13%	-2.12%	N/A	0.13%
International Growth and Income	06/02/97	-23.47%	N/A	N/A	1.43%
Marsico Growth
MFS Growth and Income	02/09/93	-17.38%	N/A	N/A	7.46%
MFS Mid-Cap Growth	04/01/99	-23.88%	N/A	N/A	11.12%
MFS Total Return
Putnam Growth	02/09/93	-25.44%	N/A	N/A	7.38%
Real Estate
Small Company Value
Small & Mid Cap Value
SunAmerica Balanced	06/03/96	-14.66%	6.36%	N/A	7.39%
Technology	07/05/00	-48.50%	N/A	N/A	-51.12%
Telecom Utility	06/03/96	-15.15%	1.06%	N/A	2.39%
Worldwide High Income	10/28/94	-4.79%	-0.24%	N/A	4.96%

Lord, Abbett & Co.
Lord Abbett Series Fund Growth and Income
Lord Abbett Series Fund Mid-Cap Value

Van Kampen Life Investment Trust
Van Kampen LIT Comstock, Class II Shares	04/30/99	-4.25%		N/A	5.01%
Van Kampen LIT Emerging Growth, Class II Shares	07/03/95	-32.68%	13.78%	N/A	15.40%
Van Kampen LIT Growth and Income, Class II Shares	12/23/96	-7.46%	11.50%	N/A	11.37%

Total return for a Variable Portfolio represents a single computed annual rate of return that, when compounded annually over a specified time period (one, five, and ten years, or since inception) and applied to a hypothetical initial investment in a contract funded by that Variable Portfolio made at the beginning of the period, will produce the same

7

contract value at the end of the period that the hypothetical investment would have produced over the same period. The total rate of return (T) is computed so that it satisfies the formula:

P (1 + T)n = ERV

where:

P = a hypiothetical initial payment of $1,000
T = average annual total return
n = number of years

ERV = ending redeemable value of a hypothetical $1,000 payment made at the beginning of the 1, 5, or
10 year period as of the end of the period (or fractional portion thereof).

The total return figures reflect the effect of recurring charges, as discussed herein. Recurring charges are taken into account in a manner similar to that used for the yield computations for the Cash Management Portfolio, described above. As with the Cash Management Portfolio yield figures, total return figures are derived from historical data and are not intended to be a projection of future performance.

INCOME PAYMENTS

Initial Monthly Income Payments

The initial Income Payment is determined by applying separately that portion of the contract value allocated to the fixed investment option and the Variable Portfolio(s), less any premium tax, and then applying it to the annuity table specified in the contract for fixed and variable Income Payments. Those tables are based on a set amount per $1,000 of proceeds applied. The appropriate rate must be determined by the sex (except where, as in the case of certain Qualified contracts and other employer-sponsored retirement plans, such classification is not permitted) and age of the Annuitant and designated second person, if any.

The dollars applied are then divided by 1,000 and the result multiplied by the appropriate annuity factor appearing in the table to compute the amount of the first monthly Income Payment. In the case of a variable annuity, that amount is divided by the value of an Annuity Unit as of the Annuity Date to establish the number of Annuity Units representing each variable Income Payment. The number of Annuity Units determined for the first variable Income Payment remains constant for the second and subsequent monthly variable Income Payments, assuming that no reallocation of contract values is made.

Subsequent Monthly Payments

For fixed Income Payments, the amount of the second and each subsequent monthly Income Payment is the same as that determined above for the first monthly payment.

For variable Income Payments, the amount of the second and each subsequent monthly Income Payment is determined by multiplying the number of Annuity Units, as determined in connection with the determination of the initial monthly payment, above, by the Annuity Unit value as of the day preceding the date on which each Income Payment is due.

ANNUITY UNIT VALUES

The value of an Annuity Unit is determined independently for each Variable Portfolio.

The annuity tables contained in the contract are based on a 3.5% per annum assumed investment rate. If the actual net investment rate experienced by a Variable Portfolio exceed 3.5%, variable Income Payments derived from allocations to that Variable Portfolio will increase over time. Conversely, if the actual rate is less than 3.5%, variable Income Payments will decrease over time. If the net investment rate equals 3.5%, the variable Income Payments will remain constant. If a higher assumed investment rate had been used, the initial monthly payment would be higher, but

8

the actual net investment rate would also have to be higher in order for Income Payments to increase (or not to decrease).

The payee receives the value of a fixed number of Annuity Units each month. The value of a fixed number of Annuity Units will reflect the investment performance of the Variable Portfolios elected, and the amount of each Income Payment will vary accordingly.

For each Variable Portfolio, the value of an Annuity Unit is determined by multiplying the Annuity Unit value for the preceding month by the Net Investment Factor for the month for which the Annuity Unit value is being calculated. The result is then multiplied by a second factor which offsets the effect of the assumed net investment rate of 3.5% per annum which is assumed in the annuity tables contained in the contract.

Net Investment Factor

The Net Investment Factor (“NIF”) is an index applied to measure the net investment performance of a Variable Portfolio from one day to the next. The NIF may be greater or less than or equal to one; therefore, the value of an Annuity Unit may increase, decrease or remain the same.

The NIF for any Variable Portfolio for a certain month is determined by dividing (a) by (b) where:

(a)  is the Accumulation Unit value of the Variable Portfolio determined as of the end of that month, and

(b)  is the Accumulation Unit value of the Variable Portfolio determined as of the end of the preceding month.

The NIF for a Variable Portfolio for a given month is a measure of the net investment performance of the Variable Portfolio from the end of the prior month to the end of the given month. A NIF of 1.000 results from no change in the value of the Variable Portfolio; a NIF greater than 1.000 results in from increase in the value of the Variable Portfolio; and a NIF less than 1.000 results from a decrease in the value of the Variable Portfolio. The NIF is increased (or decreased) in accordance with the increases (or decreases, respectively) in the value of a share of the underlying fund in which the Variable Portfolio invests; it is also reduced by separate account asset charges.

Illustrative Example

Assume that one share of a given Variable Portfolio had an Accumulation Unit value of $11.46 as of the close of the New York Stock Exchange (“NYSE”) on the last business day in September; that its Accumulation Unit value had been $11.44 at the close of the NYSE on the last business day at the end of the previous month. The NIF for the month of September is:

NIF = ($11.46 / $11.44)

= 1.00174825

Illustrative Example

The change in Annuity Unit value for a Variable Portfolio from one month to the next is determined in part by multiplying the Annuity Unit value at the prior month end by the NIF for that Variable Portfolio for the new month. In addition, however, the result of that computation must also be multiplied by an additional factor that takes into account, and neutralizes, the assumed investment rate of 3.5 percent per annum upon which the Income Payment tables are based. For example, if the net investment rate for a Variable Portfolio (reflected in the NIF) were equal to the assumed investment rate, the variable Income Payments should remain constant (i.e., the Annuity Unit value should not change). The monthly factor that neutralizes the assumed investment rate of 3.5 percent per annum is:

1 / [(1.035) (1/12)] = 0.99713732

9

In the example given above, if the Annuity Unit value for the Variable Portfolio was $10.103523 on the last business day in August, the Annuity Unit value on the last business day in September would have been:

$10.103523 x 1.00174825 x 0.99713732 = $10.092213

Variable Income Payments

Illustrative Example

Assume that a male owner, P, owns a contract in connection with which P has allocated all of his contract value to a single Variable Portfolio. P is also the sole Annuitant and, at age 60, has elected to annuitize his contract under Option 4, a Life Annuity With 120 Monthly Payments Guaranteed. As of the last valuation preceding the Annuity Date, P’s Account was credited with 7543.2456 Accumulation Units each having a value of $15.432655, (i.e., P’s account value is equal to 7543.2456 x $15.432655 = $116,412.31). Assume also that the Annuity Unit value for the Variable Portfolio on that same date is $13.256932, and that the Annuity Unit value on the day immediately prior to the second Income Payment date is $13.327695.

P’s first variable Income Payment is determined from the annuity rate tables in P’s contract, using the information assumed above. From the tables, which supply monthly Income Payments for each $1,000 of applied contract value, P’s first variable Income Payment is determined by multiplying the monthly installment of $5.42 (Option 4v table, male Annuitant age 60 at the Annuity Date) by the result of dividing P’s account value by $1,000:

First Payment = $5.42 × ($116,412.31/$1,000) = $630.95

The number of P’s Annuity Units (which will be fixed; i.e., it will not change unless he transfers his Annuity Units to Annuity Units of another Variable Portfolio) is also determined at this time and is equal to the amount of the first variable Income Payment divided by the value of an Annuity Unit on the day immediately prior to annuitization:

Annuity Units = $630.95/$13.256932 = 47.593968

P’s second variable Income Payment is determined by multiplying the number of Annuity Units by the Annuity Unit value as of the day immediately prior to the second payment due date:

Second Payment = 47.593968 × $13.327695 = $634.32

The third and subsequent variable Income Payments are computed in a manner similar to the second variable Income Payment.

Note that the amount of the first variable Income Payment depends on the contract value in the relevant Variable Portfolio on the Annuity Date and thus reflects the investment performance of the Variable Portfolio net of fees and charges during the Accumulation Phase. The amount of that payment determines the number of Annuity Units, which will remain constant during the Annuity Phase (assuming no transfers from the Variable Portfolio). The net investment performance of the Variable Portfolio during the Annuity Phase is reflected in continuing changes during this phase in the Annuity Unit value, which determines the amounts of the second and subsequent variable Income Payments.

TAXES

General

NOTE:    WE HAVE PREPARED THE FOLLOWING INFORMATION ON TAXES AS A GENERAL DISCUSSION OF THE SUBJECT. IT IS NOT INTENDED AS TAX ADVICE TO ANY INDIVIDUAL. YOU SHOULD CONSULT YOUR OWN TAX ADVISER ABOUT YOUR OWN CIRCUMSTANCES.

Section 72 of the Internal Revenue Code of 1986, as amended (the “Code”) governs taxation of annuities in

10

general. An owner is not taxed on increases in the value of a contract until distribution occurs, either in the form of a non-annuity distribution or as Income Payments under the annuity option elected. For a lump sum payment received as a total surrender (total redemption), the recipient is taxed on the portion of the payment that exceeds the cost basis of the contract. For a payment received as a withdrawal (partial redemption), federal tax liability is determined on a last-in, first-out basis, meaning taxable income is withdrawn before the cost basis of the contract is withdrawn. For contracts issued in connection with Nonqualified plans, the cost basis is generally the Purchase Payments, while for contracts issued in connection with Qualified plans there may be no cost basis. The taxable portion of the lump sum payment is taxed at ordinary income tax rates. Tax penalties may also apply.

For annuity payments, a portion of each payment in excess of an exclusion amount is includible in taxable income. The exclusion amount for payments based on a fixed annuity option is determined by multiplying the payment by the ratio that the cost basis of the Contract (adjusted for any period or refund feature) bears to the expected return under the Contract. The exclusion amount for payments based on a variable annuity option is determined by dividing the cost basis of the Contract (adjusted for any period certain or refund guarantee) by the number of years over which the annuity is expected to be paid. Payments received after the investment in the Contract has been recovered (i.e. when the total of the excludable amount equals the investment in the Contract) are fully taxable. The taxable portion is taxed at ordinary income tax rates. For certain types of Qualified Plans there may be no cost basis in the Contract within the meaning of Section 72 of the Code. Owners, annuitants and beneficiaries under the Contracts should seek competent financial advice about the tax consequences of any distributions.

The Company is taxed as a life insurance company under the Code. For federal income tax purposes, the separate account is not a separate entity from the Company and its operations form a part of the Company.

Withholding Tax On Distributions

The Code generally requires the Company (or, in some cases, a plan administrator) to withhold tax on the taxable portion of any distribution or withdrawal from a contract. For “eligible rollover distributions” from contracts issued under certain types of Qualified plans, 20% of the distribution must be withheld, unless the payee elects to have the distribution “rolled over” to another eligible plan in a direct “trustee to trustee” transfer. This requirement is mandatory and cannot be waived by the owner. Withholding on other types of distributions can be waived.

An “eligible rollover distribution” is the estimated taxable portion of any amount received by a covered employee from a plan qualified under Section 401(a) or 403(a) of the Code, or from a tax-sheltered annuity qualified under Section 403(b) of the Code (other than (1) Income Payments for the life (or life expectancy) of the employee, or joint lives (or joint life expectancies) of the employee and his or her designated Beneficiary, or for a specified period of ten years or more; and (2) distributions required to be made under the Code). Failure to “roll over” the entire amount of an eligible rollover distribution (including an amount equal to the 20% portion of the distribution that was withheld) could have adverse tax consequences, including the imposition of a penalty tax on premature withdrawals, described later in this section.

Withdrawals or distributions from a contract other than eligible rollover distributions are also subject to withholding on the estimated taxable portion of the distribution, but the owner may elect in such cases to waive the withholding requirement. If not waived, withholding is imposed (1) for periodic payments, at the rate that would be imposed if the payments were wages, or (2) for other distributions, at the rate of 10%. If no withholding exemption certificate is in effect for the payee, the rate under (1) above is computed by treating the payee as a married individual claiming 3 withholding exemptions.

Diversification—Separate Account Investments

Section 817(h) of the Code imposes certain diversification standards on the underlying assets of variable annuity contracts. The Code provides that a variable annuity contract will not be treated as an annuity contract for any period (and any subsequent period) for which the investments are not adequately diversified, in accordance with

11

regulations prescribed by the United States Treasury Department (“Treasury Department”). Disqualification of the contract as an annuity contract would result in imposition of federal income tax to the owner with respect to earnings allocable to the contract prior to the receipt of any payments under the contract. The Code contains a safe harbor provision which provides that annuity contracts, such as your contract, meet the diversification requirements if, as of the close of each calendar quarter, the underlying assets meet the diversification standards for a regulated investment company, and no more than 55% of the total assets consist of cash, cash items, U.S. government securities and securities of other regulated investment companies.

The Treasury Department has issued regulations which establish diversification requirements for the investment portfolios underlying variable contracts such as the contracts. The regulations amplify the diversification requirements for variable contracts set forth in the Code and provide an alternative to the safe harbor provision described above. Under the regulations an investment portfolio will be deemed adequately diversified if (1) no more than 55% of the value of the total assets of the portfolio is represented by any one investment; (2) no more than 70% of the value of the total assets of the portfolio is represented by any two investments; (3) no more than 80% of the value of the total assets of the portfolio is represented by any three investments; and (4) no more than 90% of the value of the total assets of the portfolio is represented by any four investments. For purposes of determining whether or not the diversification standards imposed on the underlying assets of variable contracts by Section 817(h) of the Code have been met, “each United States government agency or instrumentality shall be treated as a separate issuer.”

Non-Natural Owners

Under Section 72(u) of the Code, the investment earnings on premiums for the Contracts will be taxed currently to the Owner if the Owner is a non-natural person, e.g., a corporation or certain other entities. Such Contracts generally will not be treated as annuities for federal income tax purposes. However, this treatment is not applied to a Contract held by a trust or other entity as an agent for a natural person nor to Contracts held by Qualified Plans. Purchasers should consult their own tax counsel or other tax adviser before purchasing a Contract to be owned by a non-natural person.

Multiple Contracts

The Code provides that multiple non-qualified annuity contracts which are issued within a calendar year to the same contract owner by one company or its affiliates are treated as one annuity contract for purposes of determining the tax consequences of any distribution. Such treatment may result in adverse tax consequences including more rapid taxation of the distributed amounts from such combination of contracts. For purposes of this rule, contracts received in a Section 1035 exchange will be considered issued in the year of the exchange. Owners should consult a tax adviser prior to purchasing more than one non-qualified annuity contract in any calendar year.

Tax Treatment of Assignments

An assignment of a contract may have tax consequences, and may also be prohibited by ERISA in some circumstances. Owners should therefore consult competent legal advisers should they wish to assign their contracts.

Tax Treatment of Gifting a Contract

If you transfer ownership of your Contract to a person other than your spouse or former spouse incident to divorce, and receive payment less than the Contract’s value, you will be liable for the tax on the Contract’s value above your purchase payments not previously withdrawn. The new Contract owner’s purchase payments (basis) in the Contract will be increased to reflect the amount included in your taxable income.

Trustee to Trustee Transfers

The IRC limits the withdrawal of Purchase Payments from certain Tax-Sheltered Annuities (TSAs).

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Withdrawals can only be made when an owner: (1) reaches age 59-1/2; (2) leaves his or her job; (3) dies; (4) becomes disabled (as defined in the IRC); or (5) experiences a hardship (as defined in the IRC). In the case of hardship, the owner can only withdraw Purchase Payments. These restrictions do not apply to amounts transferred to another TSA contract under section 403(b) or to a custodial account under section 403(b)(7).

Partial 1035 Exchanges

Section 1035 of the Code provides that an annuity contract may be exchanged in a tax-free transaction for another annuity contract. Historically, it was presumed that only the exchange of an entire contact, as opposed to a partial exchange, would be accorded tax-free status. In 1998 in Conway vs. Commissioner, the Tax Court held that the direct transfer of a portion of an annuity contract into another annuity contract qualified as a non-taxable exchange. On November 22, 1999, the Internal Revenue Service filed an Action on Decision which indicated that it acquiesced in the Tax Court decision in Conway. However, in its acquiescence with the decision of the Tax Court, the Internal Revenue Service stated that it will challenge transactions where taxpayers enter into a series of partial exchanges and annuitizations as part of a design to avoid application of the 10% premature distribution penalty or other limitations imposed on annuity contracts under Section 72 of the Code. In the absence of further guidance from the Internal Revenue Service it is unclear what specific types of partial exchange designs and transactions will be challenged by the Internal Revenue Service. Due to the uncertainty in this area owners should seek their own tax advice.

Qualified Plans

The contracts offered by this prospectus are designed to be suitable for use under various types of Qualified plans. Taxation of owners in each Qualified plan varies with the type of plan and terms and conditions of each specific plan. Owners, Annuitants and Beneficiaries are cautioned that benefits under a Qualified plan may be subject to the terms and conditions of the plan, regardless of the terms and conditions of the contracts issued pursuant to the plan.

Following are general descriptions of the types of Qualified plans with which the contracts may be used. Such descriptions are not exhaustive and are for general information purposes only. The tax rules regarding Qualified plans are very complex and will have differing applications depending on individual facts and circumstances. Each purchaser should obtain competent tax advice prior to purchasing a contract issued under a Qualified plan.

Contracts issued pursuant to Qualified plans include special provisions restricting contract provisions that may otherwise be available and described in this prospectus. Generally, contracts issued pursuant to Qualified plans are not transferable except upon surrender or annuitization. Various penalty and excise taxes may apply to contributions or distributions made in violation of applicable limitations. Furthermore, certain withdrawal penalties and restrictions may apply to surrenders from Qualified contracts.

(a)  H.R. 10 Plans

Section 401 of the Code permits self-employed individuals to establish Qualified plans for themselves and their employees, commonly referred to as “H.R. 10” or “Keogh” Plans. Contributions made to the plan for the benefit of the employees will not be included in the gross income of the employees until distributed from the plan. The tax consequences to owners may vary depending upon the particular plan design. However, the Code places limitations and restrictions on all plans on such items as: amounts of allowable contributions; form, manner and timing of distributions; vesting and nonforfeitability of interests; nondiscrimination in eligibility and participation; and the tax treatment of distributions, withdrawals and surrenders. Purchasers of contracts for use with an H.R. 10 Plan should obtain competent tax advice as to the tax treatment and suitability of such an investment.

(b)  Tax-Sheltered Annuities

Section 403(b) of the Code permits the purchase of “tax-sheltered annuities” by public schools and certain charitable, education and scientific organizations described in Section 501(c)(3) of the Code. These qualifying employers may make contributions to the contracts for the benefit of their employees. Such

13

contributions are not includible in the gross income of the employee until the employee receives distributions from the contract. The amount of contributions to the tax-sheltered annuity is limited to certain maximums imposed by the Code. Furthermore, the Code sets forth additional restrictions governing such items as transferability, distributions, nondiscrimination and withdrawals. Any employee should obtain competent tax advice as to the tax treatment and suitability of such an investment.

(c)  Individual Retirement Annuities

Section 408(b) of the Code permits eligible individuals to contribute to an individual retirement program known as an “Individual Retirement Annuity” (“IRA”). Under applicable limitations, certain amounts may be contributed to an IRA which will be deductible from the individual’s gross income. These IRAs are subject to limitations on eligibility, contributions, transferability and distributions. Sales of contracts for use with IRAs are subject to special requirements imposed by the Code, including the requirement that certain informational disclosure be given to persons desiring to establish an IRA. Purchasers of contracts to be qualified as IRAs should obtain competent tax advice as to the tax treatment and suitability of such an investment.

(d)  ROTH IRAS

Section 408(a) of the Code permits an individual to contribute to an individual retirement program called a Roth IRA. Unlike contributions to a regular IRA under Section 408(b) of the Code, contributions to a Roth IRA are not made on a tax-deferred basis, but distributions are tax-free if certain requirements are satisfied. Like regular IRAs, Roth IRAs are subject to limitations on the amount that may be contributed, those who may be eligible and the time when distributions may commence without tax penalty. Certain persons may be eligible to convert a regular IRA into a Roth IRA, and the taxes on the resulting income may be spread over four years if the conversion occurs before January 1, 1999. If and when the contracts are made available for use with Roth IRAs, they may be subject to special requirements imposed by the Internal Revenue Service (“IRS”). Purchasers of the contracts for this purpose will be provided with such supplementary information as may be required by the IRS or other appropriate agency.

(e)  Corporate Pension and Profit-sharing Plans

Sections 401(a) and 401(k) of the Code permit corporate employers to establish various types of retirement plans for employees. These retirement plans may permit the purchase of the contracts to provide benefits under the plan. Contributions to the plan for the benefit of employees will not be includible in the gross income of the employee until distributed from the plan. The tax consequences to owners may vary depending upon the particular plan design. However, the Code places limitations on all plans on such items as amount of allowable contributions; form, manner and timing of distributions; vesting and nonforfeitability of interests; nondiscrimination in eligibility and participation; and the tax treatment of distributions, withdrawals and surrenders. Purchasers of contracts for use with corporate pension or profit sharing plans should obtain competent tax advice as to the tax treatment and suitability of such an investment.

(f)  Deferred Compensation Plans—Section 457

Under Section 457 of the Code provisions, employees and independent contractors performing services for state and local governments and other tax-exempt organizations may participate in Deferred Compensation plans. The amounts deferred under a Plan which meets the requirements of Section 457 are not taxable as income to the participant until paid or otherwise made available to the participant or beneficiary. Furthermore, the Code provides additional requirements and restrictions regarding eligibility, contributions and distributions.

All of the assets and income of a Plan established by a governmental employee after August 23, 1996, must be held in trust for the exclusive benefit of participants and their beneficiaries. For this purpose, custodial accounts and certain annuity contracts are treated as trusts. Plans that were in

14

existence on August 23, 1995 may be amended to satisfy the trust and exclusive benefit requirements any time prior to January 1, 1999, and must be amended not later than that date to continue to receive favorable tax treatment. The requirement of a trust does not apply to amounts under a Plan of a tax exempt non-governmental employer. In addition, the requirement of a trust does not apply to amounts under a Plan of a governmental employer if the plan is not an eligible plan within the meaning of Section 457(b). In the absence of such a trust, amounts under the plan will be subject to the claims of the employer’s general creditors.

In general, distributions from a Plan are prohibited under section 457 of the Code unless made after the participating employee attains age 70 1/2, separates from service, dies, or suffers an unforeseeable financial emergency as defined in the Code.

Under present federal tax law, amounts accumulated in a Plan under section 457 cannot be transferred or rolled over on a tax-deferred basis except for certain transfers to other plans under section 457.

DISTRIBUTION OF CONTRACTS

The contracts are offered on a continuous basis through SunAmerica Capital Services, Inc., located at 733 Third Avenue, 4th Floor, New York, New York 10017. SunAmerica Capital Services, Inc. is registered as a broker-dealer under the Securities Exchange Act of 1934, as amended, and is a member of the National Association of Securities Dealers, Inc. The Company and SunAmerica Capital Services, Inc. are each an indirect wholly owned subsidiary of SunAmerica, Inc. No underwriting fees are paid in connection with the distribution of the contracts.

FINANCIAL STATEMENTS

15

PART C—OTHER INFORMATION

Item 24.    Financial Statements and Exhibits

(a)  Financial Statements

The following financial statements are included in Part B of the Registration Statement:

Financial Statements of Variable Separate Account (portion relating to the Polaris Advisor Variable Annuity) are not yet available as sales of this product have not yet begun.

(b)  Exhibits

(1)	Resolutions Establishing Separate Account	*
(2)	Custody Agreement	*
(3)	(a) Form of Distribution Contract	*
	(b) Form of Selling Agreement	*
(4)	Variable Annuity Contract	+
(5)	Application for Contract	+
(6)	Depositor—Corporate Documents
	(a) Certificate of Incorporation	**
	(b) By-Laws	**
(7)	Reinsurance Contract	N/A
(8)	Form of Fund Participation Agreement	*
(9)	Opinion of Counsel	+
	Consent of Counsel	N/A
(10)	Consent of Accountants	N/A
(11)	Financial Statements Omitted from Item 23	None
(12)	Initial Capitalization Agreement	N/A
(13)	Performance Computations	+
(14)	Diagram and Listing of All Persons Directly or Indirectly Controlled By or Under Common Control with Anchor National Life Insurance Company, the Depositor of Registrant	+
(15)	Powers of Attorney	Filed Herewith
(27)	Financial Data Schedules	N/A

*	Filed April 18, 1997 as part of the Initial Registration Statement of File No. 333-25473 and 811-3859.
**	Filed in Post-Effective Amendment Number 15 and 16 to the Registration Statement of File No. 33-86642 and 811-8874 on April 9, 2002.
+	To be Filed by Amendment.

Item 25.    Directors and Officers of the Depositor

The officers and directors of Anchor National are listed below. Their principal business address is 1 SunAmerica Center, Los Angeles, California 90067-6022, unless otherwise noted.

Name	Position
Jay S. Wintrob	Chief Executive Officer and Director
Jana W. Greer	Director and President
James R. Belardi	Director and Senior Vice President
Marc H. Gamsin	Director and Senior Vice President
N. Scott Gillis	Director and Senior Vice President
Edwin R. Raquel	Senior Vice President and Chief Actuary
J. Franklin Grey	Vice President
Edward P. Nolan*	Vice President
Gregory M. Outcalt	Senior Vice President
Maurice S. Hebert	Vice President and Controller
Scott H. Richland	Vice President
Stewart R. Polakov	Vice President
Lawrence M. Goldman	Vice President and Assistant Secretary
Christine A. Nixon	Vice President, Secretary and General Counsel
Ron H. Tani	Vice President
Mark A. Zaeske	Treasurer
Virginia N. Puzon	Assistant Secretary

*	88 Bradley Road, P.O. Box 4005, Woodbridge, Connecticut 06525

Item 26.    Persons Controlled By or Under Common Control With Depositor or Registrant

The Registrant is a separate account of Anchor National (Depositor). For a complete listing and diagram of all persons directly or indirectly controlled by or under common control with the Depositor or Registrant, see Exhibit 14. As of January 4, 1999, Anchor National became an indirect wholly-owned subsidiary of American International Group, Inc. (“AIG”). An organizational chart for AIG can be found in Form 10-K, SEC file number 001-08787 filed April 1, 2002.

Item 27.    Number of Contract Owners

Sales of this product have not yet begun.

Item 28.    Indemnification

None.

Item 29.    Principal Underwriter

SunAmerica Capital Services, Inc. serves as distributor to the Registrant.

Its principal business address is 733 Third Avenue, 4th Floor, New York, New York 10017. The following are the directors and officers of SunAmerica Capital Services, Inc.

Name	Position with Distributor
J. Steven Neamtz	Director & President
Robert M. Zakem	Director, Executive Vice President, General Counsel & Assistant Secretary
Peter A. Harbeck	Director
Debbie Potash-Turner	Controller
James Nichols	Vice President
Christine A. Nixon	Secretary
Lawrence M. Goldman	Assistant Secretary
Virginia N. Puzon	Assistant Secretary

Name of Distributor	Net Distribution Discounts and Commissions	Compensation on Redemption or Annuitization	Brokerage Commissions	Commissions*
SunAmerica Capital Services, Inc.	None	None	None	None

*	Distribution fee is paid by Anchor National.

SunAmerica Capital Services, Inc. also acts as the principal underwriter:

—Variable Separate Account
—Variable Annuity Account One
—Presidential Variable Account One
—FS Variable Separate Account
—FS Variable Annuity Account One
—Variable Annuity Account Five
—Variable Annuity Account Seven
—SunAmerica Income Funds
—SunAmerica Equity Funds
—SunAmerica Money Market Funds, Inc.
—Style Select Series, Inc.
—SunAmerica Strategic Investment Series, Inc.

Item 30. Location of Accounts and Records

Anchor National, the Depositor for the Registrant, is located at 1 SunAmerica Center, Los Angles,

California 90067-6022. SunAmerica Capital Services, Inc., the distributor of the Contracts, is located at 733 Third Avenue, 4th Floor, New York, New York 10017. Each maintains those accounts and records required to be maintained by it pursuant to Section 31(a) of the Investment Company Act and the rules promulgated thereunder.

State Street Bank and Trust Company, 225 Franklin Street, Boston, Massachusetts 02100, maintains certain accounts and records pursuant to the instructions of the Registrant.

Item 31.    Management Services

Not Applicable.

Item 32.    Undertakings

Registrant undertakes to (1) file post-effective amendments to this Registration Statement as frequently as is necessary to ensure that the audited financial statements in the Registration Statement are never more than 16 months old for so long as payments under the variable annuity Contracts may be accepted; (2) include either (A) as part of any application to purchase a Contract offered by the prospectus forming a part of the Registration Statement, a space that an applicant can check to request a Statement of Additional Information, or (B) a postcard or similar written communication affixed to or included in the Prospectus that the Applicant can remove to send for a Statement of Additional Information; and (3) deliver any Statement of Additional Information and any financial statements required to be made available under this Form N-4 promptly upon written or oral request.

Item 33.    Representation

A.    The Company hereby represents that it is relying upon a No-Action Letter issued to the American Council of Life Insurance dated November 28, 1988 (Commission ref. IP-6-88) and that the following provisions have been complied with:

1.  Include appropriate disclosure regarding the redemption restrictions imposed by Section 403(b)(11) in each registration statement, including the prospectus, used in connection with the offer of the contract;

2.  Include appropriate disclosure regarding the redemption restrictions imposed by Section 403(b)(11) in any sales literature used in connection with the offer of the contract;

3.  Instruct sales representatives who solicit participants to purchase the contract specifically to bring the redemption restrictions imposed by Section 403(b)(11) to the attention of the potential participants;

4.  Obtain from each plan participant who purchases a Section 403(b) annuity contract, prior to or at the time of such purchase, a signed statement acknowledging the participant’s understanding of (1) the restrictions on redemption imposed by Section 403(b)(11), and (2) other investment alternatives available under the employer’s Section 403(b) arrangement to which the participant may elect to transfer his contract value.

B.    REPRESENTATION PURSUANT TO SECTION 26(f) OF THE INVESTMENT COMPANY ACT OF 1940: The Company and Registrant represent that the fees and charges to be deducted under the variable annuity contract described in the prospectus contained in this registration statement are, in the aggregate, reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed in connection with the contract.

SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant certifies that it meets the requirements of Securities Act for effectiveness of this Initial Registration Statement and has caused this Initial Registration Statement to be signed on its behalf, in the City of Los Angeles, and the State of California, on this 1st day of July, 2002.

VARIABLE SEPARATE ACCOUNT
(Registrant)

By:	ANCHOR NATIONAL LIFE INSURANCE COMPANY
(Depositor)

By:	/s/ JAY S. WINTROB
Jay S. Wintrob
Chief Executive Officer

By:	ANCHOR NATIONAL LIFE INSURANCE COMPANY
(Depositor, on behalf of itself and Registrant)

By:	/s/ JAY S. WINTROB
Jay S. Wintrob
Chief Executive Officer

As required by the Securities Act of 1933, this Initial Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

/s/ JAMES R. BELARDI James R. Belardi	Senior Vice President and Director	July 1, 2002

/s/ MARC H. GAMSIN Marc H. Gamsin	Senior Vice President and Director	July 1, 2002

/s/ N. SCOTT GILLIS N. Scott Gillis	Senior Vice President and Director (Principal Financial Officer)	July 1, 2002

/s/ JANA W. GREER Jana W. Greer	President and Director	July 1, 2002

/S/ MAURICE S. HEBERT Maurice S. Hebert	Vice President and Controller (Principal Accounting Officer)	July 1, 2002

/s/ JAY S. WINTROB Jay S. Wintrob	Chief Executive Officer and Director	July 1, 2002

EXHIBIT INDEX

Exhibit	Description
(15)	Powers of Attorney

POWER-OF-ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that the person(s) whose signature appears below hereby constitutes and appoints CHRISTINE A. NIXON AND MALLARY L. REZNIK or each of them, as his true and lawful attorneys-in fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, as fully to all intents as he might or could do in person, including specifically, but without limiting the generality of the foregoing, to (i) take any action to comply with any rules, regulations or requirements of the Securities and Exchange Commission under the federal securities laws; (ii) make application for and secure any exemptions from the federal securities laws; (iii) register additional annuity contracts under the federal securities laws, if registration is deemed necessary. The undersigned hereby ratifies and confirms all that said attorneys-in-fact and agents or any of them, or their substitutes, shall do or cause to be done by virtue thereof.

Signature	Title	Date

/s/ JAMES R. BELARDI James R. Belardi	Director & Senior Vice President	July 1, 2002

/s/ MARC H. GAMSIN Marc H. Gamsin	Director & Senior Vice President	July 1, 2002

/s/ N. SCOTT GILLIS N. Scott Gillis	Director & Senior Vice President (Principal Financial Officer)	July 1, 2002

/s/ JANA W. GREER Jana W. Greer	Director & President	July 1, 2002

/s/ MAURICE HEBERT Maurice Hebert	Controller & Vice President (Principal Accounting Officer)	July 1, 2002

/s/ JAY S. WINTROB Jay S. Wintrob	Director & Chief Executive Officer (Principal Executive Officer)	July 1, 2002